

TALISMAN ENERGY GENERATES $1.2 BILLION IN CASH FLOW

CASH FLOW PER SHARE UP 9%

CALGARY, Alberta – August 2, 2007 – Talisman Energy Inc. today reported its second quarter operating and financial results.

Cash flow[1] was $1,177 million ($1.13/share), an increase of 3%, compared to $1,142 million ($1.04/share) a year earlier and $1,004 million ($0.95/share) in the first quarter of 2007. Cash flow to June 30 was $2,181 million ($2.09/share), compared to $2,486 million ($2.26/share) a year ago.

Net income for the quarter was $550 million ($0.53/share), compared to $686 million ($0.62/share) a year ago. Net income was $520 million ($0.49/share) in the first quarter of 2007. Net income for the first six months was $1,070 million ($1.02/share), compared to $883 million ($0.80/share) a year earlier. The main reason for the decrease in second quarter results was a one time gain of $178 million in 2006 related to Canadian federal and provincial tax rate reductions.

Production averaged approximately 450,000 boe/d, a decrease of 5% from the second quarter of 2006 and down from 470,000 boe/d in the first quarter, principally due to Talisman's ongoing asset rationalization program and planned maintenance. Oil and liquids production averaged 245,349 bbls/d, down 3% compared to a year ago. Natural gas production averaged 1,231 mmcf/d in the quarter, a decrease of 7% from last year.

"Operationally, the quarter met expectations," said Dr. Jim Buckee, President and Chief Executive Officer. "Production was on target and cash flow per share was up 9% compared to a year ago, despite lower oil prices and a stronger Canadian dollar. Year over year comparisons are difficult due to ongoing asset sales, which have reduced production by about 23,000 boe/d, compared with a year ago, including the completion of additional North American sales during the second quarter.

"Agreements are now in place completing the second phase of our non-core asset sales program in Western Canada. In total, we expect to sell an additional 16,000 boe/d of relatively low working interest, mature properties for approximately $815 million. The Brae asset sales package (19,000 boe/d) in the UK is expected to close late in the year. We are also undertaking a review of our midstream assets, looking for ways to surface value by monetizing a portion of the assets while maintaining operational control. We have delivered on our commitment to repurchase shares with proceeds from asset sales, spending approximately $923 million to buy back 44.5 million shares year-to-date, on the heels of $660 million spent to repurchase 35 million shares in 2006.

"In North America, Talisman's natural gas production averaged 860 mmcf/d, down 3% from a year ago. However, 32 mmcf/d of the decrease was due to non-core asset sales and another 37

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[1] The terms "cash flow" and "cash flow per share" are non-GAAP measures. Please see advisories elsewhere in this news release.

mmcf/d was due to a planned turnaround at Monkman during the quarter. I am pleased with our continued success in the Foothills where Talisman set a new record of 205 mmcf/d in May.

"North Sea volumes were up year over year despite the loss of some 9,200 boe/d associated with non-core asset sales. This production gain is the result of both successful development drilling and first volumes from the Tweedsmuir project in May.

"UK operating costs have shown signs of moderating and were relatively flat compared to the first quarter, while unit costs in Norway were down 12% from a year ago. Further unit cost reductions in the UK are expected later in the year with full volumes from Tweedsmuir. Tweedsmuir reservoir performance is as expected, however, the topsides modifications at the Piper platform are now expected to be ready for full production volumes in mid-November.

"The Enoch field also came on production in May and is performing well. First production from the Blane and Wood fields is expected in August and startup of production from the Duart field has been brought forward to September. Production from both the Affleck and Galley fields is still expected in the fourth quarter. In Norway, the Rev development is underway with first production scheduled for mid-2008 and first oil from the Yme redevelopment project is expected in mid-2009.

"In Southeast Asia, we are excited by our earlier Vietnam discovery and expect to spud our next prospect in Block 15-02/01 in September. Development of the Northern Fields in the PM-3 CAA block is on schedule with first gas and oil production expected in the second and fourth quarters of 2008, respectively. Development of the Song Doc field is underway in Vietnam with a five-well development program planned to commence in September.

"In Peru, the Company was awarded Block 134 in the 2007 bid round and in Colombia, Talisman was awarded three exploration blocks. This acreage complements Talisman's existing asset base in the foothills regions of both Colombia and Peru. In Trinidad and Tobago, a successful development well came on production in May at rates of 3,000 bbls/d and pre-development work is continuing on the Angostura Phase 2 gas development project.

"We now anticipate that production for the year will average 465,000 boe/d, at the lower end of our guidance range. This is primarily due to tight industry conditions, which have resulted in delays in bringing the Tweedsmuir field up to full production rates and slippage of the West Java pipeline in Indonesia. Cash flow is expected to average $4.7 billion based on expected WTI prices of US$73/bbl, NYMEX gas prices of US$7.15/ mmbtu and a $C/$US exchange rate of $0.94 in the second half of the year. The stronger Canadian dollar and weakening natural gas prices are more than offsetting the strong oil price environment.

"Finally, in my last quarterly report to shareholders, I would like to thank Talisman employees for their hard work, dedication and efforts, which have resulted in Talisman becoming one of the world's leading exploration and production companies. I would also like to thank our shareholders for staying the course with us through both good and turbulent times. I am leaving the Company in excellent shape, positioned for significant growth in both 2008 and 2009, with an exciting exploration portfolio, a superb management team and in the very capable hands of John Manzoni."

Talisman Second Quarter Summary

- In North America, Talisman participated in 53 gross wells with a 98% success rate, resulting in a total of 26 gas and 26 oil wells.
- In April, Talisman Midstream Operations transported and processed a record 654 mmcf/d.
- The Palliser Interconnect Pipeline and Bigstone West Gas Plant were commissioned in April.

- In the Alberta Foothills, Talisman achieved a new production record of 205 mmcf/d.
- The Talisman Ram River plant in the Alberta Foothills was commissioned with current throughput of 16 mmcf/d gross raw gas.
- In the UK, Talisman drilled three successful development wells during the quarter, including one at Scapa, which is producing at a gross rate of 9,500 bbls/d, one at Arbroath and one at Claymore. The Claymore development well was the first of Talisman's through tubing drilling project, a relatively new drilling technology that significantly reduces the cost of infill drilling.
- The Tweedsmuir field in the North Sea started production on May 8.
- The Enoch field, also in the North Sea, commenced production on May 31.
- The Beatrice Wind Farm Demonstrator project delivered first power on May 8 and the second turbine has been installed.
- In Scandinavia, Talisman participated in a successful Veslefrikk development well, which is producing at an initial gross oil rate of 5,000 bbls/d.
- In Malaysia, the Naga Dalam exploration well spudded in April and was still drilling at the end of the quarter. The well has since tested oil from the lower tertiary.
- In Vietnam, development of the Song Doc field on Block 46/02 is progressing with a five-well development drilling program planned to commence in mid-September.
- Talisman also participated in drilling one infill development well offshore Trinidad and one horizontal development well in Algeria.
- In July, Talisman was awarded a 50% working interest in and operatorship of Block 134 in the 2007 Peru Bid Round.
- To June 30, Talisman had repurchased 44.5 million common shares under its normal course issuer bid in 2007 at a total cost of approximately $923 million.
- At the end of May, Talisman announced the appointment of John Manzoni as the Company's President and Chief Executive Officer. Dr. Jim Buckee will retire as President and Chief Executive Officer on September 1.

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow (which is a non-GAAP measure of financial performance). Please refer to the section in this press release entitled Advisory - Non-GAAP measures for further explanation and details.

($ millions)	Three months ended		Six months ended	
June 30,	**2007**	2006	**2007**	2006
Cash provided by operating activities	**999**	998	**2,088**	2,414
Changes in non-cash working capital	**178**	144	**93**	72
Cash flow	**1,177**	1,142	**2,181**	2,486

Earnings from Continuing Operations

In order to better illustrate the Company's operating performance on an internally consistent basis, Talisman has calculated an earnings from continuing operations number. This is a non-GAAP measure and adjusts for significant one-time events as well as other non-operational impacts on earnings, such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates. This calculation does not reflect differing accounting policies and conventions between companies.

($ millions, except per share amounts)

June 30,	Three months ended		Six months ended	
	2007	2006	**2007**	2006
Net income	**550**	686	**1,070**	883
Operating income from discontinued operations	**46**	75	**88**	163
Gain on disposition of discontinued operations	**203**	78	**480**	78
Net income from discontinued operations	**249**	153	**568**	241
Net income from continuing operations	**301**	533	**502**	642
Unrealized losses on held-for-trading derivatives (tax adjusted)	**(16)**	-	**1**	-
Unrealized gain on COSL units (tax adjusted)	**(33)**	-	**(23)**	-
Insurance expenses	**-**	-	**-**	10
Stock-based compensation (tax adjusted) [1]	**30**	(32)	**59**	-
Tax effects of unrealized foreign exchange gains (losses) on foreign denominated debt[2]	**64**	40	**73**	32
Tax rate reductions and other[2]	**(26)**	(178)	**(26)**	147
Earnings from continuing operations[3]	**320**	363	**586**	831
Per share[3]	**0.31**	0.33	**0.56**	0.76

1. Stock-based compensation expense relates to the appreciated value of the Company's outstanding stock options and cash units at June 30, 2007. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options or cash units exercise price.
2. Tax adjustments reflect Canadian tax rate decreases in the second quarter of 2007 and 2006 and a 10% supplemental tax increase in the UK in the first quarter of 2006, as well as future taxes relating in part to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
3. This is a non-GAAP measure.

Exploration and Operations Review

North America

During the second quarter of 2007, Talisman participated in 53 gross wells (11 operated), resulting in a total of 26 gas and 26 oil wells for an average success rate of 98%. Included were 21 exploration wells, with 19 successful gas wells and two successful oil wells.

Total production from North America was 187,963 boe/d in the second quarter of 2007, 6% above planned rates. Natural gas production averaged 860 mmcf/d, 24 mmcf/d (3%) lower than the same period in 2006 and 63 mmcf/d (7%) below the previous quarter due to dispositions and plant turnarounds. Liquids production averaged 44,637 bbls/d, 8,885 bbls/d (17%) lower than the same period last year and 2,739 bbls/d (6%) lower than the first quarter of 2007. Sales of non-core assets have reduced volumes by 32 mmcf/d of gas and 7,754 bbls/d of oil and liquids.

In the Alberta Foothills, Talisman produced 175 mmcf/d during the second quarter, 52 mmcf/d higher than the same period in 2006 and 7 mmcf/d higher than the previous quarter. In May, Alberta Foothills set a daily production record of 205 mmcf/d. The Company drilled 10 gross (7.5 net) wells during the quarter and three wells were drilling at the end of the quarter. The Talisman Ram River Plant was commissioned in June 2007 and incremental production (net to Talisman) from this area in June was 16 mmcf/d gross raw gas (15 mmcf/d gross sales gas).

At Monkman, production for the quarter averaged 76 mmcf/d, a decrease of 34% over the previous quarter and 38% below the same period last year due to the Pine River Plant turnaround. The turnaround lasted 31 days and the impact on volumes was approximately 37 mmcf/d for the quarter. The Federal d-28-H/94-B-7 well, which tested at restricted rates of up to 25 mmcf/d, is expected to commence production by November and pipeline construction started in July 2007. Talisman participated in one gross well (0.7 net) during the quarter.

Production in the Greater Arch averaged 24,089 boe/d during the second quarter, 15% lower than the second quarter of 2006 and 1,148 boe/d lower than the previous quarter, due mainly to plant turnarounds (760 boe/d) and asset dispositions (140 boe/d). The Company participated in three gross (1.5 net) wells during the quarter.

Production in the Deep Basin averaged 7,687 boe/d during the second quarter, 7% higher than the second quarter of 2006 and 1,211 boe/d lower than the previous quarter, due mainly to dispositions in the second quarter of 2007. Talisman participated in one gross well (0.5 net) during the quarter. The Company has a 50% working interest in a new well that came on production March 26 and is currently producing at a rate of approximately 15 mmcf/d gross sales gas.

At Edson, production was 15,675 boe/d, an increase of 30% over the same period last year and relatively flat compared to the previous quarter. Gas production was 18 mmcf/d (28%) higher than the second quarter of 2006 and relatively flat compared to the previous quarter.

Production at Bigstone/Wild River was 24,578 boe/d, 3% higher than the same period last year and 2% lower than the previous quarter. Natural gas production during the quarter was 135 mmcf/d, 3% higher than the same period in 2006 and 3% lower than the first quarter of 2007. A new record was set for liquids production of 2,110 bbls/d in May.

At West Whitecourt, production was 10,467 boe/d, 5% higher than the same period last year and relatively flat compared to the previous quarter. Talisman participated in four gross (0.7 net) wells in the area during the quarter.

At Chauvin, production during the quarter was 15,210 boe/d, 14% lower than the same period last year and relatively flat compared to the previous quarter, due in part to dispositions in the second quarter of 2006 and natural declines. The Company participated in five gross (2.3 net) wells in the quarter.

In April, Talisman Midstream Operations transported and processed a record 654 mmcf/d through its systems. Volumes transported and processed during the quarter averaged 600 mmcf/d, an 8% increase over the preceding quarter. The Palliser Interconnect Pipeline was commissioned in April and is currently transporting approximately 35 mmcf/d. The Bigstone West Sweet Plant, which was commissioned in mid-April is currently processing 50 mmcf/d and is expected to reach 75 mmcf/d by year end. The Cutbank Complex expansion is on schedule and commissioning is expected in the fourth quarter of 2007.

In Quebec, additional 2-D seismic will be shot later this year to maintain the option to earn more acreage. Two wells have been drilled to date and natural gas has been discovered in the Trenton Black River formation in one well, which is currently being evaluated and the second well has been suspended. Talisman may commit to drill one additional earning well under each of two farmout agreements later in 2008.

In Appalachia, production was 95 mmcf/d, 3 mmcf/d lower than the same period last year and 4 mmcf/d lower than the previous quarter, largely due to natural declines in new wells brought on production in the previous quarter. Talisman's wholly-owned subsidiary, Fortuna Energy Inc. (FEI), participated in seven gross wells (5.2 net) during the quarter. There are currently seven wells waiting to be tied in.

The Gillis D1 well (FEI 49.25%) commenced production on July 16 at an initial rate of 8 mmcf/d (gross raw gas). The McNaughton well (FEI 49.5%) commenced production on July 23 and is currently producing at a constrained rate of 12 mmcf/d and, once the constraints have been resolved, is expected to produce at a rate of 30 mmcf/d (gross raw gas). The Dzybon A 1 well (FEI 98.5%) is expected to commence production in August with initial production in the range of 10 to 12 mmcf/d (gross sales gas).

In Alaska, the Company completed the acquisition of a 2-D seismic survey in the northwest planning area of the NPR-A.

North Sea

United Kingdom

Talisman's UK production averaged 118,458 boe/d over the quarter, up 2% from the same period in 2006 and slightly below first quarter 2007. The increase over 2006 was due to: first production from the Tweedsmuir field, which came on production in May, averaging 5,300 boe/d over the quarter; a successful development well at Scapa; and the acquisition of the Fulmar and Auk assets. The increases were partly offset by asset sales in the fourth quarter of 2006 and reduced production at Brae due to lower gas deliverability. An extensive planned maintenance shutdown was completed at the Tartan platform during the quarter. In addition, the Auk field was shut down for 10 days in May for essential maintenance and facilities integrity work.

Second quarter unit operating costs of $22.70/boe were higher than the second quarter of 2006, largely as a result of the sale of lower operating cost assets and the purchase of high unit operating cost assets at Fulmar and Auk. However, operating costs decreased from the first quarter, due in part to favourable exchange rate movements. Unit operating costs are expected to decline significantly later in 2007 as additional volumes from Tweedsmuir and other tiebacks are brought on stream.

Production from the first phase of the Tweedsmuir development project started on May 8 and is currently utilizing the existing sweetening plant on the Piper platform. Tweedsmuir production is constrained to approximately 13,000 bbls/d due to limitations of this plant. Several unplanned outages of the Piper plant adversely affected production in the second quarter; however, the causes of these outages have now been rectified. The facilities on Piper for full Tweedsmuir production are expected to be ready in mid-November.

The Enoch field development, which straddles the UK and Norwegian sectors of the North Sea, commenced production on May 31. The single horizontal well development is producing at a stabilized gross rate of 12,000 boe/d. The Duart field development saw the installation of subsea flowlines and umbilicals during the quarter, while the production well was successfully tested at expected rates.

Development is continuing on the Blane, Wood, Duart, Affleck and Galley fields with first production expected at Blane and Wood in August. Duart first production has been brought forward to September and production from Affleck and Galley is still expected in the fourth quarter.

Successful development wells were drilled at Arbroath (3,400 bbls/d), Scapa (9,500 bbls/d) and at Claymore and Clyde. The Chanter well, which was drilled in the first quarter, started production at 6,000 bbls/d. Development drilling is currently progressing at Claymore, Tartan North, Arbroath and Affleck.

The Beatrice Wind Farm Demonstrator project commenced first power on May 8. The five megawatt turbine, located 25 kilometers off the east coast of Scotland, is generating electricity for the nearby Beatrice platform. The second 5 megawatt turbine has been installed. First power from the second turbine is expected during the third quarter.

Scandinavia

Talisman's Scandinavia production averaged 32,217 boe/d during the quarter, up 1% over the second quarter of 2006 and down 6% from the first quarter of 2007. Production decreased compared to the first quarter due to extensive planned maintenance shutdowns at all but one of Talisman's production platforms. Those second quarter maintenance shutdowns have been completed.

Unit operating costs decreased to $23.01/boe largely as a result of lower well maintenance work on Gyda and Varg in the second quarter of 2007, compared to 2006, partly offset by the 2% strengthening of the Norwegian kroner against the Canadian dollar.

Talisman drilled one Gyda injection well during the quarter. In addition, Talisman participated in drilling a successful Veslefrikk development well (TLM 27%), which started production at an initial oil rate of 5,000 bbls/d (gross). At the end of the quarter, one development well was drilling at Brage, with a second Veslefrikk well ready to spud.

Work is continuing on the Rev development (TLM 70%) located on the Norwegian continental shelf close to the UK Border, with completion of the subsea wells underway. The field development plan includes two subsea wells tied back to the Armada host facility on the UKCS. The facilities in the Rev development will allow the additional tie in of the Rev East discovery, which was evaluated through appraisal drilling during the first quarter of the year. First production is expected in mid-2008 averaging approximately 110 mmcf/d of natural gas (gross, sales) and 3,600 boe/d of condensate.

Development work continues on the Yme field redevelopment project. First oil is scheduled for mid-2009.

Southeast Asia

Production in Southeast Asia averaged 90,559 boe/d in the second quarter, 14% lower than the same quarter last year and 4% lower than the previous quarter, mainly due to three major planned maintenance shutdowns in Malaysia and Australia, which reduced volumes by an estimated 5,800 boe/d.

Malaysia volumes were impacted by shutdowns in Blocks PM3-CAA and PM 305. During the scheduled maintenance program, critical tie-ins and facilities upgrades occurred, which will be required for the Northern Fields development.

Gas sales in Malaysia/Vietnam averaged 63 mmcf/d in the second quarter, with deliverability now expected to increase with the anticipated full commissioning of the Bunga Raya–E gas processing facility and the completion of two new gas wells in the third quarter of 2007. Gas sales to Vietnam, which commenced during the quarter, are expected to increase as the Vietnamese onshore facilities at the Ca Mau Power Station are progressively commissioned over 2007 and early 2008. Three development wells in PM3-CAA (including one water injector well and two gas wells) were drilled in the second quarter.

Development of the Northern Fields is progressing as expected with first gas and oil production expected in second and fourth quarters of 2008, respectively.

In Malaysia, the Murai South Channel oil pool is being unitized, giving Talisman 15% of the production, which will provide an estimated incremental 300 bbls/d (net to Talisman) for the remainder of the year for Block PM 305. The anticipated annualized 2007 impact from this unitization is 800 bbls/d (net Talisman), which includes the historical reallocation of unit production.

In Vietnam, development of the Song Doc Field in Block 46/02 is progressing with a five well development drilling program now planned to commence in September and first oil is still expected in the second quarter of 2008 (14,500 bbls/d gross peak rate, 4,350 bbls/d net peak rate). Talisman intends to drill three exploration wells in the second half of 2007 on Block 15-02/01, the first of which is scheduled to spud in the third quarter of 2007 and will test a large basement structure.

In this quarter, Australia production was lower than the same period last year by 24% and lower than last quarter by 41% mainly due to a 16-day shutdown, which occurs every three years, and ongoing separator repairs in June. The separator repairs were completed near the end of June and production is back at plan levels, increasing to over 7,200 bbls/d in the month of July.

Production in Indonesia is 4% higher in this quarter over the same period last year and 2% higher than last quarter as a result of higher gas nominations from the Corridor PSC Block. In the Corridor PSC Block, Suban 10 is now flowing at 293 mmcf/d with plans to increase this further to test for reservoir connectivity and to obtain down hole pressure information. Construction of the Corridor segment of the natural gas pipeline from South Sumatra to West Java is progressing slower than expected. Talisman is now expecting to flow its first gas to the new markets in West Java in the fourth quarter. Talisman participated in six gross development wells in this quarter.

Other Areas

In Talisman's other areas, production averaged 21,158 boe/d, an increase of 22% over the same period a year ago and in line with the first quarter of 2007. In North Africa, production averaged 12,890 bbls/d in Algeria, up 47% from the same period in 2006 and 1,186 boe/d in Tunisia, up 19% from the second quarter of 2006. Production in Algeria increased over 2006, primarily due to a compressor failure in 2006, which resulted in an extended facility shutdown last year.

The Greater MLN facility expansion in Algeria continues on schedule with upgraded gas injection facilities expected to be available in the fourth quarter of 2007. One horizontal development well was drilled in the quarter in the Ourhoud Field.

In Colombia, the El Caucho Technical Evaluation Area was converted into several exploration blocks. Talisman now has a 50% interest in the El Porton, Los Ocarros and El Paraiso Blocks, adjacent to its other exploration acreage in the Llanos foothills region.

In Peru, the Company was awarded a 50% interest in and operatorship of Block 134 in Peru's 2007 bid round. This acreage complements Talisman's existing asset base, which includes high impact, deeper opportunities for light oil accumulations in the foothills regions of both Colombia and Peru.

In Trinidad and Tobago, production averaged 7,150 bbls/d, down 7% from 2006. A new development well started production at 3,000 bbls/d. Pre-development activities continue for the Angostura Phase 2 gas development project.

In Tunisia, the Company's 2-D seismic acquisition commenced on El Hamra and is expected to be complete by mid-July.

Management's Discussion and Analysis (MD&A)
(August 2, 2007)

This discussion and analysis should be read in conjunction with the Unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") as at and for the period ended June 30, 2007 and 2006, and the 2006 Audited Consolidated Financial Statements of the Company. All comparative percentages are between the quarters ended June 30, 2007 and 2006, unless stated otherwise. All amounts are in Canadian dollars unless otherwise indicated.

Second Quarter Results Summary

- Total production of 450 mboe/d, down from 473 mboe/d in the prior year due principally to Talisman's ongoing asset rationalization program. Production from continuing operations of 422 mboe/d, 1% above the same period in 2006.
- Total net income of $550 million, down from $686 million in the prior year. Net income from continuing operations of $301 million as compared to $533 million in 2006.
- $914 million in capital expenditures.
- Produced first oil from the Tweedsmuir and Enoch fields in the UK.
- Sold additional non-core assets in North America for total proceeds of $516 million, resulting in an after-tax gain of $203 million.
- Repurchased 29 million shares under the Company's normal course issuer bid program ("NCIB") at a total cost of approximately $624 million.

	Three months ended		Six months ended	
June 30,	**2007**	2006	**2007**	2006
Financial (millions of C$ unless otherwise stated)				
Net income from continuing operations	**301**	533	**502**	642
Net income from discontinued operations	**249**	153	**568**	241
Net income	**550**	686	**1,070**	883
C$ per common share				
Net income – Basic	**0.53**	0.62	**1.02**	0.80
– Diluted	**0.52**	0.61	**1.00**	0.78
Net income from continuing operations				
– Basic	**0.29**	0.48	**0.48**	0.58
– Diluted	**0.28**	0.47	**0.47**	0.57
Production (daily average)				
Oil and liquids (bbls/d)	**234,039**	227,303	**236,839**	250,706
Natural gas (mmcf/d)	**1,126**	1,146	**1,149**	1,141
Continuing operations (mboe/d)	**422**	418	**428**	441
Discontinued operations (mboe/d)	**28**	55	**32**	57
Total mboe/d (6 mcf = 1 boe)	**450**	473	**460**	498
Total production (boe) per common share -Basic	**0.04**	0.04	**0.08**	0.08
Capital Expenditures[1] (millions of C$)	**914**	1,062	**2,211**	2,170

1.   Capital expenditures are prior to acquisition and dispositions

Second quarter net income of $550 million and net income from continuing operations of $301 million decreased by 20% and 44%, respectively, from the same period of 2006, due principally to a $178 million future tax recovery in the prior year related to Canadian federal and provincial tax rate reductions. In addition, operating, depreciation, depletion and amortization ("DD&A"), and dry hole costs increased in the current quarter. The decline in net income was partly offset by increased gains on asset sales, totalling $203 million in the second quarter of 2007 compared to $78 million in the same period in 2006.

Asset Rationalization Program

In 2006, Talisman announced its intention to sell selected non-core assets in order to rationalize the Company's asset base. In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold. Prior period results are restated to show both continuing and discontinued operations for comparative purposes. See note 2 to the Unaudited Interim Consolidated Financial Statements.

Production from discontinued operations includes both production from sales completed in the quarter, until the date of closing and production from sales expected to close in the second half of the year. Of the 28 mboe/d of production recorded as discontinued operations in the second quarter, 9 mboe/d represents production from asset sales closed in the quarter, while 19 mboe/d represents production from asset sales expected to close subsequent to quarter-end.

The majority of North American asset disposals announced in the fourth quarter of 2006 closed in the second quarter for proceeds of approximately $516 million, resulting in an after-tax gain of $203 million, which has been recorded in net income from discontinued operations. The Company's disposition of its indirect interest in Syncrude closed in the first quarter of 2007 for proceeds of $472 million, resulting in an after-tax gain of $277 million.

During the second quarter of 2007, the Company entered into agreements to sell two additional North American asset packages which are expected to close in the third quarter of 2007 for proceeds of approximately $250 million. The Company's previously announced disposition of its non-operated assets in the Brae area of the UK North Sea for consideration of US$550 million has an effective date of January 1, 2007 and is expected to close later in 2007. The resulting gain on disposition of these assets will be recorded when the respective transactions close.

Daily Average Production, Before Royalties

June 30,	Three months ended			Six months ended		
	2007 vs 2006			**2007 vs 2006**		
	2007	**(%)**	2006	**2007**	**(%)**	2006
Continuing operations						
Oil and liquids (bbls/d)						
North America	**39,328**	**(5)**	41,195	**40,310**	**(4)**	41,980
United Kingdom[1]	**99,660**	**16**	85,671	**97,641**	**(1)**	98,593
Scandinavia [1]	**29,931**	**1**	29,638	**30,916**	**(11)**	34,556
Southeast Asia[1]	**43,962**	**(18)**	53,471	**46,740**	**(11)**	52,662
Other [1]	**21,158**	**22**	17,328	**21,232**	**(7)**	22,915
	234,039	**3**	227,303	**236,839**	**(6)**	250,706
Natural gas (mmcf/d)						
North America	**793**	**1**	785	**821**	**4**	790
United Kingdom	**39**	**15**	34	**41**	**8**	38
Scandinavia	**14**	**8**	13	**14**	**(7)**	15
Southeast Asia	**280**	**(11)**	314	**273**	**(8)**	298
	1,126	**(2)**	1,146	**1,149**	**1**	1,141
Continuing operations (mboe/d)	**422**	**1**	418	**428**	**(3)**	441
Discontinued operations						
North America						
- oil and liquids (bbls/d)	**5,309**		12,327	**5,690**		12,864
- natural gas (mmcf/d)	**67**		99	**70**		99
United Kingdom						
- oil and liquids (bbls/d)	**6,001**		12,807	**6,074**		12,507
- natural gas (mmcf/d)[2]	**38**		76	**50**		90
Discontinued operations (mboe/d)	**28**		55	**32**		57
Total mboe/d (6 mcf = 1 boe)	**450**	**(5)**	473	**460**	**(8)**	498

1. Includes oil volumes produced into inventory, excludes oil volumes sold out of inventory, for the three months ended June 30, 2007 of 5,452 bbls/d, 1,949 bbls/d, 1,131 bbls/d and (1,881) bbls/d in the UK, Scandinavia, Southeast Asia and Other, respectively, and for the three months ended June 30, 2006 of 1,024 bbls/d, 476 bbls/d, 1,602 bbls/d and 1,432 bbls/d in the UK, Scandinavia, Southeast Asia and Other, respectively.
   Includes oil volumes produced into inventory, excludes oil volumes sold out of inventory, for the six months ended June 30, 2007 of (1,799) bbls/d, (963) bbls/d, 2,016 bbls/d and 4,199 bbls/d in the UK, Scandinavia, Southeast Asia and Other, respectively, and for the six months ended June 30, 2006 of (1,672) bbls/d, (580) bbls/d, 217 bbls/d and 1,280 bbls/d in the UK, Scandinavia, Southeast Asia and Other, respectively.
2. Includes gas acquired for injection and subsequent resale of 17 mmcf/d and 16 mmcf/d in the second quarter and year-to-date periods of 2007, respectively, and 28 mmcf/d and 21 mmcf/d in the second quarter and year to date periods of 2006, respectively.

The Company's average oil and liquids production for the quarter was 245,349 bbls/d, 3% below the prior year, while production from continuing operations for the quarter was 234,039 bbls/d, up 3% from last year. During the quarter, total natural gas production was 1,231 mmcf/d, 7% below the same period last year, with production from continuing operations decreasing 20 mmcf/d to an average of 1,126 mmcf/d.

In North America, oil and liquids production from continuing operations was down slightly from 2006 due primarily to plant turnarounds at Edson and the Greater Arch combined with natural declines.

Natural gas production in North America increased by 8 mmcf/d due to successful drilling in the Alberta Foothills and Edson, which increased production by 46 mmcf/d. Realized increases were largely offset by a planned turnaround at Monkman resulting in a decrease of 37 mmcf/d in the quarter.

In the UK, oil and liquids production from continuing operations increased by 13,989 bbls/d due principally to 4,466 bbls/d of production from the Auk/Fulmar acquisition that closed on December 1, 2006 and first production from Tweedsmuir and Enoch in May, which averaged over 6,000 bbls/d in the quarter. In addition there were increases from Scapa following a successful infill development well, and Piper where mechanical failures reduced production in 2006.

In Scandinavia, oil and liquids production was relatively unchanged from 2006 as the increased rates from the successful infill wells drilled at Brage in the first quarter of 2007 and Varg late in 2006 were offset by planned shutdowns at Gyda, Brage and Veslefrikk.

In Southeast Asia, oil and liquids production declined 9,509 bbls/d. Oil and liquids production in Malaysia/Vietnam was 28,387 bbls/d, down 22% from 2006 mainly due to a planned shutdown to commission the BRE gas processing plant, tie in the Ca Mau pipeline to Vietnam and other routine maintenance at PM-3 CAA and PM-305. Talisman recognized 2,600 bbls/d of historical production during the second quarter related to the unitization of its Murai discovery in PM-305. In Indonesia, production remained relatively flat over the same period last year, averaging 11,038 bbls/d in the quarter. Production in Australia averaged 4,537 bbls/d, down 24% as a result of a shutdown at the Laminaria facility in April, a 16 day planned shutdown in May and post-shutdown problems in June, which have been resolved.

Natural gas production in Malaysia/Vietnam averaged 63 mmcf/d in the quarter, a decrease of 46 mmcf/d compared to 2006 due to a planned 12 day shutdown at PM-3 CAA. Production in Malaysia/Vietnam included the first natural gas sales from PM-3 CAA to Vietnam. This gas is sold under the same terms as the existing gas sales to Malaysia with amounts received offshore in US dollars. Gas sales increased 6 mmcf/d in the second quarter compared to the first quarter with the partial commissioning of the Bunga Raya-E gas processing facility. Indonesia gas production was 6% higher than last year, averaging 216 mmcf/d due to strong gas nominations at Corridor.

Production from Other areas increased to 21,158 bbls/d principally due to a 47% increase in production from Algeria to 12,890 bbls/d following the compressor outage in 2006. Production from Trinidad and Tobago declined to 7,150 bbls/d, from 7,648 in the same period in 2006, mainly due to natural declines.

Company Netbacks [1, 2]

	Three months ended		Six months ended	
June 30,	**2007**	2006	**2007**	2006
Oil and liquids ($/bbl)				
Sales price	**73.32**	74.39	**69.36**	70.85
Hedging (gain) loss	**(0.47)**	0.37	**(0.77)**	0.22
Royalties	**10.98**	13.57	**10.81**	11.31
Transportation	**1.18**	1.01	**1.23**	1.01
Operating costs	**17.18**	15.74	**16.84**	13.56
	44.45	43.70	**41.25**	44.75
Natural gas ($/mcf)				
Sales price	**7.53**	6.94	**7.43**	7.72
Hedging (gain) loss	**(0.09)**	(0.19)	**(0.14)**	(0.15)
Royalties	**1.47**	1.36	**1.46**	1.54
Transportation	**0.25**	0.22	**0.25**	0.26
Operating costs	**0.99**	0.90	**1.01**	0.87
	4.91	4.65	**4.85**	5.20
Total ($/boe) (6 mcf = 1 boe)				
Sales price	**60.50**	59.01	**57.97**	59.87
Hedging (gain) loss	**(0.51)**	(0.35)	**(0.80)**	(0.28)
Royalties	**10.01**	11.02	**9.87**	10.39
Transportation	**1.32**	1.16	**1.36**	1.25
Operating costs	**12.07**	10.89	**11.88**	9.82
	37.61	36.29	**35.66**	38.69

1. Netbacks do not include synthetic oil and pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.
2. Includes impact of discontinued operations.

During the second quarter, the Company's average netback was $37.61/boe, 4% higher than in 2006. Talisman's realized price of $60.50/boe was 3% higher than 2006, principally due to higher North American gas prices. Increased operating costs and transportation expenses were partly offset by lower oil royalties and increased hedging gains in the quarter.

Prices and Exchange Rates

	Three months ended			Six months ended		
		2007 vs 2006			**2007 vs 2006**	
June 30,	**2007**	**(%)**	2006	**2007**	**(%)**	2006
Oil and liquids ($/bbl)						
North America	**56.67**	**(11)**	63.34	**55.07**	**(2)**	56.28
United Kingdom	**74.89**	**(1)**	75.97	**69.93**	**(4)**	73.22
Scandinavia	**77.11**	**-**	77.25	**70.71**	**(6)**	75.07
Southeast Asia	**81.42**	**3**	78.92	**79.14**	**4**	76.26
Other	**78.45**	**-**	78.60	**73.94**	**1**	73.54
	73.32	**(1)**	74.39	**69.36**	**(2)**	70.85
Natural gas ($/mcf)						
North America	**7.65**	**17**	6.52	**7.65**	**-**	7.66
United Kingdom	**6.47**	**(25)**	8.61	**7.19**	**(24)**	9.46
Scandinavia	**4.59**	**(17)**	5.54	**4.51**	**2**	4.42
Southeast Asia	**7.58**	**-**	7.57	**6.95**	**(5)**	7.34
	7.53	**9**	6.94	**7.43**	**(4)**	7.72
Total $/boe (6 mcf = 1 boe)	**60.50**	**3**	59.01	**57.97**	**(3)**	59.87
Hedging (gain) loss, not included in the above prices						
Oil and liquids ($/bbl)	**(0.47)**		0.37	**(0.77)**		0.22
Natural gas ($/mcf)	**(0.09)**		(0.19)	**(0.14)**		(0.15)
Total $/boe (6 mcf = 1 boe)	**(0.51)**		(0.35)	**(0.80)**		(0.28)
Benchmark prices and foreign exchange rates						
WTI (US$/bbl)	**65.03**	**(8)**	70.72	**61.60**	**(8)**	67.13
Dated Brent (US$/bbl)	**68.76**	**(1)**	69.59	**63.26**	**(4)**	65.66
Tapis (US$/bbl)	**75.02**	**2**	73.87	**69.13**	**(2)**	70.72
NYMEX (US$/mmbtu)	**7.56**	**11**	6.82	**7.26**	**(9)**	7.95
AECO (C$/gj)	**6.99**	**17**	5.95	**7.03**	**(5)**	7.37
US/Canadian dollar exchange rate	**0.91**	**2**	0.89	**0.88**	**-**	0.88
Canadian dollar/pound sterling exchange rate	**2.18**	**6**	2.05	**2.24**	**10**	2.04

Talisman's second quarter realized commodity price increased $1.49/boe from last year to $60.50/boe as increases in North American gas prices were partially offset by decreases in oil and liquids and international gas prices.

In the quarter, Dated Brent traded at a premium to WTI as opposed to the discount experienced historically. WTI has been discounted compared to Dated Brent, mainly due to reduced demand for WTI and logistics constraints in the Cushing, Oklahoma region. Other international light crude streams also experienced improved differentials relative to WTI in the quarter, with a positive impact on approximately 80% of the Company's crude oil production.

The Company's North American natural gas price increase of 17% was consistent with the increase in AECO gas prices.

For the quarter ended June 30, Talisman recorded net hedging gains on commodity-based derivative financial instruments of $21 million, associated with gains on oil and liquids of $0.47/bbl and on natural gas of $0.09/mcf. This compares to gains of $15 million associated with gains on natural gas of $0.19/mcf which more than offset losses on oil and liquids of $0.37/bbl during the same period in 2006. As of July 1, the Company had derivative and fixed price physical contracts for approximately 10% of its remaining 2007 estimated production. A summary of the contracts outstanding is included in notes 11 and 12 to the December 31, 2006 Audited Consolidated Financial Statements and in note 9 to the June 30, 2007 Unaudited Interim Consolidated Financial Statements.

Royalties

	Three months ended				
June 30,	**2007**			2006	
	%	**$ millions**		%	$ millions
North America	**18**	**136**		20	131
United Kingdom	**-**	**(1)**		2	2
Scandinavia	**-**	**1**		-	1
Southeast Asia	**39**	**196**		44	260
Other	**31**	**53**		29	32
	17	**385**		19	426

	Six months ended				
June 30,	**2007**			2006	
	%	**$ millions**		%	$ millions
North America	**19**	**285**		20	293
United Kingdom	**1**	**(1)**		2	4
Scandinavia	**-**	**2**		-	2
Southeast Asia	**39**	**370**		40	455
Other	**31**	**74**		29	82
	17	**730**		17	836

The Company's royalty expense from continuing operations for the second quarter was $385 million (17%), down $41 million from $426 million (19%) in 2006. In North America, the royalty rate decreased due to the booking of deep gas royalty holidays in the second quarter. In Southeast Asia, the rate decrease related principally to higher cost recovery associated with the Northern Fields Development.

Unit Operating Expenses

June 30,	Three months ended			Six months ended		
	2007	2007 vs 2006	2006	2007	2007 vs 2006	2006
	$/boe	(%)	$/boe	$/boe	(%)	$/boe
North America	7.62	3	7.37	7.56	9	6.96
United Kingdom	22.70	19	19.14	22.79	40	16.30
Scandinavia	23.01	(12)	26.14	22.60	7	21.14
Southeast Asia	5.27	13	4.67	4.75	13	4.20
Other	4.68	(12)	5.33	4.66	12	4.15
	12.07	11	10.89	11.88	21	9.82

Total Operating Expenses ($ millions)

June 30,	Three months ended		Six months ended	
	2007	2006	2007	2006
North America	121	118	247	222
United Kingdom	192	162	432	326
Scandinavia	64	72	140	141
Southeast Asia	42	41	78	74
Other	9	7	13	15
	428	400	910	778
Pipeline	23	20	43	36
	451	420	953	814

During the second quarter, total operating expenses from continuing operations increased by $31 million to $451 million.

In North America, operating costs were higher than the prior year due primarily to increases in lease rentals, processing costs and property and pipeline taxes. The impact of increased expenditures and relatively flat production from continuing operations resulted in an increase in the unit operating expense. In the quarter, increases in oil and liquids unit costs more than offset decreases in natural gas unit costs.

In the UK, operating costs increased $30 million of which $12 million, or $1.19/boe was due to the 6% strengthening of the pound sterling against the Canadian dollar. The Auk/Fulmar interests acquired in the fourth quarter of 2006 contributed approximately $30 million and added $2.01/boe to UK unit costs. These increases were partially offset by a new cost sharing agreement at Ross and lower workover costs at Claymore relative to the prior year. Unit operating costs in the UK are expected to decrease with the addition of low cost production in the fourth quarter of 2007, mainly at Tweedsmuir.

In Scandinavia, operating costs decreased $8 million due to reduced maintenance at Gyda, Varg and Brage in 2007, partially offset by the 2% strengthening of the Norwegian kroner against the Canadian dollar. Decreased costs combined with flat production resulted in a decrease in Scandinavian unit operating costs of 12%.

In Southeast Asia, total operating costs were relatively unchanged from the prior year as decreases in Australia operating expenses of nearly $7 million were mostly offset by increases in Malaysia/Vietnam due to the planned shutdowns in PM-3 CAA and PM 305 for routine maintenance.

Transportation Expenses

	Three months ended			
	2007		2006	
June 30,	**$/boe**	**$ millions**	$/boe	$ millions
North America	**0.91**	**14**	0.94	16
United Kingdom	**1.53**	**16**	1.51	12
Scandinavia	**2.82**	**9**	1.29	4
Southeast Asia	**1.43**	**12**	1.19	11
Other	**1.00**	**2**	0.84	2
	1.32	**53**	1.16	45

	Six months ended			
	2007		2006	
June 30,	**$/boe**	**$ millions**	$/boe	$ millions
North America	**0.94**	**32**	1.05	38
United Kingdom	**1.65**	**32**	1.51	27
Scandinavia	**2.91**	**18**	1.83	12
Southeast Asia	**1.37**	**23**	1.20	22
Other	**1.10**	**4**	0.89	4
	1.36	**109**	1.25	103

During the current quarter, transportation expenses from continuing operations increased $8 million to $53 million.

Unit Depreciation, Depletion and Amortization (DD&A) Expense (includes accretion of ARO)

	Three months ended			Six months ended		
	2007	**2007 vs 2006**	2006	**2007**	**2007 vs 2006**	2006
June 30, ($/boe)		**(%)**			**(%)**	
North America	**16.87**	**14**	14.84	**16.41**	**14**	14.37
United Kingdom	**16.33**	**19**	13.68	**15.91**	**30**	12.25
Scandinavia	**27.50**	**31**	21.04	**27.72**	**43**	19.35
Southeast Asia	**7.47**	**30**	5.76	**7.94**	**31**	6.08
Other	**7.69**	**(17)**	9.24	**8.61**	**(7)**	9.25
	14.98	**19**	12.55	**15.08**	**25**	12.11

Total Depreciation, Depletion and Amortization (DD&A) Expense (includes accretion of ARO)

	Three months ended		Six months ended	
June 30, ($ millions)	**2007**	2006	**2007**	2006
North America	**262**	232	**525**	452
United Kingdom	**149**	113	**305**	236
Scandinavia	**76**	60	**172**	132

Southeast Asia	**61**	54	**130**	112
Other	**17**	13	**27**	36
	565	472	**1,159**	968

Second quarter DD&A expense from continuing operations was $565 million, up 20% from the same quarter in 2006.

The DD&A rate in North America increased due to higher drilling and development costs, increased capital expenditures on Midstream Operations and increased land amortization costs.

The total DD&A expense in the UK increased $36 million to $149 million, principally due to the 6% strengthening of the UK pound sterling against the Canadian dollar and an increase in the depletable base.

In Scandinavia, total DD&A charges increased $16 million to $76 million, principally due to an increase in the depletable cost base and a 2% strengthening of the Norwegian kroner against the Canadian dollar.

The unit DD&A rate for Southeast Asia increased primarily due to an increase in the depletable cost base.

Other ($ millions)

	Three months ended		Six months ended	
June 30,	**2007**	2006	**2007**	2006
General and administrative	**53**	55	**113**	115
Dry hole expense	**113**	19	**213**	83
Stock-based compensation	**43**	(46)	**85**	-
Other expense	**(7)**	48	**(22)**	72
Interest costs capitalized	**23**	16	**51**	29
Interest expense	**50**	43	**97**	87
Gain on held-for-trading financial instruments	**(63)**	-	**(26)**	-
Other revenue	**41**	27	**74**	55

Dry hole expense for the second quarter of 2007 was up $94 million from the prior year and includes $57 million in North America, $49 million in Scandinavia, $5 million in the UK and $2 million in the rest of the world.

Stock-based compensation expense relates to the appreciated value of the Company's outstanding stock options and cash units as at June 30, 2007. The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. During the second quarter of 2007, $43 million was expensed. The Company paid cash of $83 million ($40 million in 2006) to employees in settlement of fully accrued option liabilities for options exercised. Since the introduction of the cash feature, approximately 97% of options exercised have been exercised for cash, with only 3% exercised for shares, resulting in reduced common share dilution.

Capitalized interest expense is associated with the Tweedsmuir, Wood, Blane, Yme and Rev development projects in the North Sea and the Northern Fields development in Malaysia. Upon commencement of production, interest is no longer capitalized. Tweedsmuir commenced production May 8, with Wood and Blane scheduled to come on production in the third quarter of 2007.

The gain on held-for-trading financial instruments includes the fair value change in the quarter of commodity price derivatives that are not designated as hedges and the change in value of the Canadian Oil Sands Units, which the Company received as partial consideration on disposition of its indirect interest in Syncrude. See notes 1 and 9 of the Unaudited Interim Consolidated Financials Statements.

Other revenue of $41 million includes $30 million of pipeline and processing revenue.

Taxes ($ millions)

Effective Income Tax Rate

June 30,	Three months ended		Six months ended	
	2007	2006	**2007**	2006
Income from continuing operations before taxes	**650**	737	**1,077**	1,676
Less PRT				
Current	**75**	65	**148**	147
Deferred	**(2)**	(1)	**(7)**	2
Total PRT	**73**	64	**141**	149
	577	673	**936**	1,527
Income tax expense				
Current income tax	**113**	189	**286**	521
Future income tax	**163**	(49)	**148**	364
Total income tax expense	**276**	140	**434**	885
Effective income tax rate	**48%**	21%	**46%**	58%

The effective tax rate is expressed as a percentage of pre-tax income adjusted for Petroleum Revenue Tax (PRT), which is deductible in determining taxable income. The Company's effective tax rate for the current quarter is higher than in 2006 due primarily to the impact of last year's $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions. Exclusive of this one time non-cash adjustment, the 2006 second quarter's effective rate was 47%. In the second quarter of 2007, the Company recorded a $26 million future tax recovery related to further reductions in the Canadian federal tax rates. The effective tax rate for the six months ended June 30, 2007 is 12% below the comparable period in 2006 due to the impact of a one time non-cash charge of $325 million in the UK in the first quarter of 2006 associated with an increase in the tax rate from 40% to 50%.

Capital Expenditures[1]

June 30,	Three months ended			Six months ended		
	2007	2007 vs 2006 (%)	2006	2007	2007 vs 2006 (%)	2006
(millions of dollars)						
North America	258	(59)	623	877	(30)	1,259
United Kingdom	352	15	306	721	29	557
Scandinavia	117	77	66	242	103	119
Southeast Asia	137	128	60	248	107	120
Other	47		(4)	109		96
Corporate, IS and Administrative	3		11	14		19
	914	(14)	1,062	2,211	2	2,170
Acquisitions	-		-	4		1
Dispositions	(16)		-	(16)		(2)
Discontinued Operations						
Proceeds on disposition	(516)		(228)	(746)		(228)
Capital expenditures	11		29	22		59
Total	393	(54)	863	1,475	(26)	2,000

1. Capital expenditures exclude corporate acquisitions.

North America capital expenditures for the current quarter totalled $258 million, with exploration costs of $124 million and development costs of $134 million (including plant and equipment). These expenditures included the drilling of 26 gas wells and 26 oil wells.

Expenditures in the UK during the second quarter were comprised of $43 million on exploration and $309 million on development, which included the ongoing development of the Tweedsmuir, Enoch, Affleck, Galley, Blane, Wood and Duart fields.

In Scandinavia, the Company spent $28 million on exploration and $89 million on development, including the Rev, Blane and Yme development projects.

In Southeast Asia, capital expenditures of $137 million included $38 million on exploration, principally on the Naga Dalam well in PM 314, and development spending of $99 million, primarily on the Northern Fields project and the drilling of three development wells in PM-3 CAA in Malaysia.

In Other, the Company spent $6 million on development activities in North Africa, $21 million on exploration and $12 million on development in Trinidad and Tobago and $8 million on exploration activities in the rest of the world.

There have been no significant changes in the Company's outlook for the major projects underway as discussed in the Outlook for 2007 section of the Company's MD&A dated March 13, 2007.

Long-term Debt and Liquidity

At June 30, Talisman's long-term debt was $4.9 billion ($4.8 billion net of cash), up from $4.6 billion ($4.5 billion net of cash) at year-end. During the first six months of 2007, the Company generated $2.1 billion of cash provided by operating activities and spent $2.2 billion on exploration and development. It also received proceeds of $746 million from the disposal of North American assets and repurchased shares for $923 million.

During the quarter, the Company repaid the US$175 million 7.125% notes on maturity. At June 30, the Company had $1.8 billion drawn against its available $2.7 billion of bank lines of credit. In the second quarter, the Company increased its bank lines by $730 million.

At June 30, the Company had current assets of $2.1 billion and current liabilities of $2.8 billion, including assets and liabilities related to discontinued operations. Current assets include 8.2 million units ($270 million market value at June 30) of Canadian Oil Sands Trust. In July, the Company sold its units in Canadian Oil Sands Trust for approximately $262 million, crystallizing a gain of $19 million, net of tax. Working capital movements are difficult to predict, but management anticipates that accounts receivable will rise later in the year, due primarily to increasing revenue from incremental gas sales in Indonesia and increased production at Tweedsmuir.

At quarter-end, debt-to-debt plus book equity was 41%. For the 12 months ended June 30, 2007, the debt-to-cash provided by operating activities ratio was 1.22:1.

In the first six months of 2007, the Company has repurchased 44,494,100 shares under the NCIB at a total cost of approximately $923 million. Shareholders may obtain a copy of the Company's notice of intention to make a normal course issuer bid, free of charge, by accessing it on www.sedar.com or by emailing the Company at tlm@talisman-energy.com.

As at June 30 there were 1,019,754,255 common shares outstanding, increasing to 1,019,915,805 at July 31.

As at June 30, there were 66,298,367 stock options and 10,287,453 cash units outstanding. Subsequent to June 30, 414,415 stock options were exercised for cash, 161,550 stock options were exercised for shares and 84,170 were cancelled, with 65,638,232 stock options outstanding at July 31. Subsequent to June 30, 16,850 cash units were exercised and 69,920 cash units were cancelled, with 10,200,683 cash units outstanding at July 31.

Talisman's investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service ("DBRS"), Moody's Investor Service, Inc. ("Moody's") and Standard & Poor's ("S&P") are BBB (high), Baa2 (stable) and BBB+, respectively. S&P has assigned a negative outlook to its corporate rating.

Talisman continually investigates strategic acquisitions and opportunities, some of which may be material. In connection with any such transactions, the Company may incur debt or issue equity.

Financial Instruments

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Financial Instrument Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861) and Hedges (section 3865). These new standards require that all financial instruments be recorded at fair value on the balance sheet. As a result of adopting this standard, the Company realized the fair value of assets of $122 million and the fair value of liabilities of $18 million related to commodity price derivative contracts. The fair value of derivative contracts on the balance sheet at June 30 is presented as a current asset of $70 million, a current liability of $43 million and a long-term liability of $13 million.

The Company may use derivative instruments to manage commodity price, foreign exchange and interest rate risk. The Company may choose to designate derivative instruments as hedges. All derivative instruments in existence at December 31, 2006 continue to be designated as hedges and, as such, the gains and losses on the changes in fair value of these contracts are included in other comprehensive income until realized.

From January 1, 2007, the Company has elected not to designate any commodity price derivative contracts entered into as hedges for accounting purposes and consequently realizes changes in the fair value of such contracts in net income immediately, thereby increasing the volatility of net income. Since January 1, 2007, the Company has entered into several costless collar and swap natural gas derivative contracts. The change in fair value of these contracts in the period was a gain of $24 million which has been included in the gain on held-for-trading financial instruments.

In addition to its commodity derivatives, the Company has a fixed-to-floating interest rate swap and a cross currency interest rate swap. These interest rate derivative contracts are designated as fair value hedges of a portion of the Company's long-term debt. The hedged portion of the long-term debt and hedging items are remeasured at fair value each reporting period and the respective changes in fair value are recorded in net income. In the second quarter of 2007, the changes in fair value in the derivatives and the hedged portion of long-term debt offset each other and are expected to continue to have no net impact on net income in future periods. The effect of revaluing the hedged portion of long-term debt to fair value resulted in a decrease of $19 million in the debt balance at June 30, 2007, with a corresponding $19 million liability recorded in other long-term obligations for the fair value of the derivative contracts.

During the first quarter of 2007, the Company settled a portion of its 2007 WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million. The gain on settlement, net of tax, is included in accumulated other comprehensive income and will be realized as a hedging gain in net income over the period ending December 31, 2007, the term of the original hedge.

See notes 1 and 9 of the Unaudited Interim Consolidated Financial Statements.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company's financial performance for 2007 is summarized in the following table and is based on an average WTI oil price of US$67.30/bbl, a NYMEX natural gas price of US$7.20/mmbtu and exchange rates of C$1=US$0.91 and £1=C$2.19.

Approximate Impact for 2007

(millions of dollars)	Net Income	Cash Provided by Operating Activities
Volume changes		
Oil - 1,000 bbls/d	8	12
Natural gas - 10 mmcf/d	8	16
Price changes[1]		
Oil - US$1.00/bbl	43	44
Natural gas (North America)[2] - C$0.10/mcf	12	17
Exchange rate changes		
US$ increased by US$0.01	38	63
£ increase by C$0.023	(7)	2

1 The impact of commodity contracts outstanding as of July 1 has been included.
2 Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in UK, Scandinavia and Malaysia/Vietnam is not material. Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Summary of Quarterly Results (millions of C$ unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended							
	2007		**2006**[1]				**2005**[1]	
	June 30	**Mar. 31**[1]	**Dec. 31**	**Sept. 30**	**June 30**	**Mar. 31**	**Dec. 31**	**Sept. 30**
Gross sales	**2,290**	2,186	2,132	2,127	2,230	2,561	2,563	2,364
Total revenue	**1,967**	1,920	1,852	1,820	1,846	2,189	2,138	1,971
Net income from continuing operations	**301**	201	338	391	533	109	425	350
Net income	**550**	520	598	525	686	197	533	430
Per common share ($)[2]								
Net income from continuing operations	**0.29**	0.19	0.31	0.36	0.48	0.10	0.39	0.32
Diluted net income from continuing operations	**0.28**	0.19	0.31	0.35	0.47	0.10	0.39	0.31
Net income	**0.53**	0.49	0.55	0.48	0.62	0.18	0.48	0.39
Diluted net income	**0.52**	0.48	0.54	0.47	0.61	0.17	0.47	0.38

1. Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the Unaudited Interim Consolidated Financial Statements.
2. All per share amounts have been retroactively restated to reflect the Company's three-for-one split in May 2006. See note 5 to the Unaudited Interim Consolidated Financial Statements.

The following discussion highlights some of the more significant factors that impacted the results in the eight most recently completed quarters ended June 30, 2007.

During the second quarter of 2007, gross sales increased by $104 million over the previous quarter primarily due to increasing commodity prices offset partly by a strengthening of the Canadian dollar against the US dollar. Net income from continuing operations increased by $100 million from the prior quarter as decreases in operating costs and DD&A along with gains on held-for-trading instruments, more than offset increased tax expenses.

During the first quarter of 2007, gross sales increased by $54 million over the previous quarter due to the impact of increased commodity prices, which more than offset the 3% decrease in total production. Net income from continuing operations decreased $137 million from the previous quarter as the impact of the increase in gross revenue and decrease in dry hole and stock-based compensation expense was more than offset by increases in DD&A, operating costs and taxes and the gain on sale of a royalty interest in an undeveloped lease in the previous quarter.

During the fourth quarter of 2006, gross sales increased by $5 million over the previous quarter as the impact of reduced oil prices offset the 6% increase in total production. Net income from continuing operations decreased $53 million from the third quarter as increases in charges for dry holes, exploration, stock-based compensation, DD&A and operating costs more than offset the impact of reduced taxes and the gain on sale of a royalty interest in an undeveloped lease.

During the third quarter of 2006, gross sales decreased by $103 million over the previous quarter due to decreased natural gas prices and reduced production. Net income from continuing operations for the quarter decreased by $142 million, primarily due to the $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions recorded in the second quarter.

During the second quarter of 2006, gross sales decreased by $331 million over the previous quarter due to decreased production. Net income from continuing operations for the quarter increased by $424 million, primarily due to the impact of a $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions and the $325 million future tax charge in the first quarter.

In the first quarter of 2006, gross sales decreased by $2 million over the previous quarter. Net income from continuing operations for the quarter decreased by $316 million, primarily due to the impact of a one-time non-cash adjustment of $325 million related to a UK income tax rate increase.

During the fourth quarter of 2005, gross sales increased by $199 million over the previous quarter due to increased natural gas prices in North America and increased production in the North Sea. Net income from continuing operations for the quarter increased by $75 million as the increased revenue combined with reduced stock-based compensation charges more than offset the impact of increases in operating, DD&A, royalty and tax expenses.

During the third quarter of 2005, higher commodity prices and production increased gross sales by $526 million. Net income from continuing operations for the quarter increased by $90 million as the increased revenue more than offset the impact of increases in stock-based compensation, royalty and tax expenses.

New Accounting Pronouncements

In December 2006, the Canadian Accounting Standards Board (AcSB) issued two new Sections in relation to financial instruments: Section 3862, *Financial Instruments* – Disclosures, and Section 3863, *Financial Instruments – Presentation*. Both sections will become effective for Talisman's 2007 year end disclosure and will require increased disclosure regarding financial instruments.

In December 2006, the AcSB issued Section 1535, *Capital Disclosures*. This standard requires disclosure regarding what the Company defines as capital and its objectives, policy and processes for managing capital. This standard will be effective for Talisman's 2007 year end disclosure.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation 48 (FIN 48), *Accounting for Uncertainty in Income Taxes* an interpretation of FASB 109. This interpretation prescribes a recognition threshold and measurement attributed for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. This interpretation will become effective for Talisman's 2007 year end disclosure. The Company is currently evaluating the impact of FIN 48 on its Consolidated Financial Statements and currently does not expect it to have a material impact on its results of operations or financial position.

Internal Controls over Financial Reporting

There were no changes in Talisman's internal controls over financial reporting during the second quarter of 2007 that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
      & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

26-07

Forward-looking Statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, "forward looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: future production, future cash flow, future cash provided by operating activities, anticipated asset dispositions, estimated timing of production, expected royalty rates and taxes, the Company's outlook for major projects, business strategy and plans, impact of new accounting pronouncements, outcome of litigation, and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss future business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this document, Talisman assumed a US$67.30/bbl West Texas Intermediate oil price, a US$7.20/mmbtu New York Mercantile Exchange natural gas price, a US$/C$ exchange rate of $0.91 and a C$/British £ rate of $2.19 for full year 2007.

Forecasted production volumes are based on the mid-point of the estimated production range. Statements regarding estimated future production and production growth, as well as estimated financial results that are derived from or depend upon future production estimates (such as cash provided by operating activities) incorporate the anticipated completion of the UK Brae asset sale and the non-core asset disposition program in Canada. The completion of any contemplated asset disposition is contingent on various factors including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions. With respect to estimates of future cash provided by operating activities, the amount of taxes and cash payments made upon surrender of existing stock options incorporated therein are inherently difficult to predict.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand, including unpredictable facilities outages;

- risks and uncertainties involving geology of oil and gas deposits;

- uncertainty of reserves estimates, reserves life and underlying reservoir risk;

- uncertainty of estimates and projections relating to production, costs and expenses;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

- the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;

- health, safety and environmental risks;

- uncertainties as to the availability and cost of financing and changes in capital markets;

- uncertainties related to the litigation process, such as possible discovery of new evidence of acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

- competitive actions of other companies, including increased competition from other oil and gas companies or companies providing alternative sources of energy;

- changes in general economic and business conditions;

- the effect of acts of, or actions against, international terrorism;

- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

- results of the Company's risk mitigation strategies, including insurance and any hedging programs; and

- the Company's ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the heading "Management's Discussion and Analysis - Risk Factors" and elsewhere in the Company's 2006 Annual Financial Report. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Advisories

Oil and Gas Information

Throughout this news release, the Company makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of BOE Equivalents

Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an approximate energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Non-GAAP measures

This news release includes references to financial measures commonly used in the oil and gas industry such as cash flow, cash flow per share, earnings from continuing operations and earnings from continuing operations per share. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman's reported results of cash flow, cash flow per share and earnings from operations may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, is captioned as funds from operating activities on the Company's cash flow statement and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period.

Earnings from continuing operations is calculated by adjusting the Company's net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by GAAP in either Canada or the US. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Financial				
(millions of C$ unless otherwise stated)				
Cash flow	**1,177**	1,142	**2,181**	2,486
Net income	**550**	686	**1,070**	883
Exploration and development expenditures	**943**	1,007	**2,240**	2,210
Per common share (C$)				
Cash flow	**1.13**	1.04	**2.09**	2.26
Net income	**0.53**	0.62	**1.02**	0.80
Production				
(daily average)				
Oil and liquids (bbls/d)				
North America	**44,637**	50,205	**46,000**	51,842
United Kingdom	**105,661**	98,478	**103,715**	111,100
Scandinavia	**29,931**	29,638	**30,916**	34,556
Southeast Asia	**43,962**	53,471	**46,740**	52,662
Other	**21,158**	17,328	**21,232**	22,915
Synthetic oil	**-**	3,317	**-**	3,002
Total oil and liquids	**245,349**	252,437	**248,603**	276,077
Natural gas (mmcf/d)				
North America	**860**	884	**891**	889
United Kingdom	**77**	110	**91**	128
Scandinavia	**14**	13	**14**	15
Southeast Asia	**280**	314	**273**	298
Total natural gas	**1,231**	1,321	**1,269**	1,330
Total mboe/d	**450**	473	**460**	498
Prices (1)				
Oil and liquids ($/bbl)				
North America	**56.67**	63.34	**55.07**	56.28
United Kingdom	**74.89**	75.97	**69.93**	73.22
Scandinavia	**77.11**	77.25	**70.71**	75.07
Southeast Asia	**81.42**	78.92	**79.14**	76.26
Other	**78.45**	78.60	**73.94**	73.54
Crude oil and natural gas liquids	**73.32**	74.39	**69.36**	70.85
Synthetic oil	**-**	72.43	**-**	68.38
Total oil and liquids	**73.32**	74.36	**69.36**	70.82
Natural gas ($/mcf)				
North America	**7.65**	6.52	**7.65**	7.66
United Kingdom	**6.47**	8.61	**7.19**	9.46
Scandinavia	**4.59**	5.54	**4.51**	4.42
Southeast Asia	**7.58**	7.57	**6.95**	7.34
Total natural gas	**7.53**	6.94	**7.43**	7.72
Total ($/boe) (includes synthetic)	**60.50**	59.10	**57.97**	59.92

(1) Prices are before hedging.

Includes the results from continuing and discontinued operations

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

(millions of C$)	June 30 2007	December 31 2006
Assets		(restated -
Current		see notes 1 and 2)
Cash and cash equivalents	104	103
Accounts receivable	1,217	1,116
Inventories	142	185
Prepaid expenses	26	25
Held-for-trading securities (note 1)	270	-
Assets of discontinued operations (note 2)	344	786
	2,103	2,215
Accrued employee pension benefit asset	46	50
Other assets	279	284
Goodwill (note 3)	1,456	1,522
Property, plant and equipment	17,408	17,390
	19,189	19,246
Total assets	21,292	21,461
Liabilities		
Current		
Bank indebtedness	46	39
Accounts payable and accrued liabilities (notes 4, 6 and 7)	2,130	2,472
Income and other taxes payable	381	412
Liabilities of discontinued operations (note 2)	203	257
	2,760	3,180
Deferred credits	51	59
Asset retirement obligations (note 4)	1,777	1,848
Other long-term obligations (note 7)	133	157
Long-term debt (note 8)	4,948	4,560
Future income taxes	4,406	4,350
	11,315	10,974
Contingencies and commitments (note 13)		
Shareholders' equity		
Common shares (note 5)	2,434	2,533
Contributed surplus	64	67
Cumulative foreign currency translation	(1,894)	(1,204)
Retained earnings	4,756	4,584
Accumulated other comprehensive income (note 1, 12)	1,857	1,327
	7,217	7,307
Total liabilities and shareholders' equity	21,292	21,461

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

(millions of C$	Three months ended June 30		Six months ended June 30	
except per share amounts)	**2007**	2006	**2007**	2006
		(restated -		(restated -
Revenue		see note 2)		see note 2)
Gross sales	**2,290**	2,230	**4,476**	4,791
Hedging (gain) loss	**(21)**	(15)	**(67)**	(25)
Gross sales, net of hedging	**2,311**	2,245	**4,543**	4,816
Less royalties	**385**	426	**730**	836
Net sales	**1,926**	1,819	**3,813**	3,980
Other	**41**	27	**74**	55
Total revenue	**1,967**	1,846	**3,887**	4,035
Expenses				
Operating	**451**	420	**953**	814
Transportation	**53**	45	**109**	103
General and administrative	**53**	55	**113**	115
Depreciation, depletion and amortization	**565**	472	**1,159**	968
Dry hole	**113**	19	**213**	83
Exploration	**59**	53	**129**	117
Interest on long-term debt	**50**	43	**97**	87
Stock-based compensation (note 6)	**43**	(46)	**85**	-
Gain on held-for-trading financial instruments (note 1)	**(63)**	-	**(26)**	-
Other	**(7)**	48	**(22)**	72
Total expenses	**1,317**	1,109	**2,810**	2,359
Income from continuing operations before taxes	**650**	737	**1,077**	1,676
Taxes				
Current income tax	**113**	189	**286**	521
Future income tax	**163**	(49)	**148**	364
Petroleum revenue tax	**73**	64	**141**	149
	349	204	**575**	1,034
Net income from continuing operations	**301**	533	**502**	642
Net income from discontinued operations (note 2)	**249**	153	**568**	241
Net income	**550**	686	**1,070**	883
Per common share (C$)				
Net income from continuing operations	**0.29**	0.48	**0.48**	0.58
Diluted net income from continuing operations	**0.28**	0.47	**0.47**	0.57
Net income from discontinued operations	**0.24**	0.14	**0.54**	0.22
Diluted net income from discontinued operations	**0.24**	0.14	**0.53**	0.21
Net income	**0.53**	0.62	**1.02**	0.80
Diluted net income	**0.52**	0.61	**1.00**	0.78
Average number of common shares outstanding (millions)	**1,040**	1,098	**1,046**	1,098
Diluted number of common shares outstanding (millions)	**1,066**	1,127	**1,072**	1,129

See accompanying notes.

Talisman Energy Inc.

Consolidated Statements of Comprehensive Income

(unaudited)

(millions of C$)	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Net income	550	686	**1,070**	883
Foreign currency translation (1)	**426**	239	**507**	224
Mark to market gains and (losses) on derivatives designated as cash flow hedges				
Unrealized gains (losses) arising during the period (2)	**14**	-	**(14)**	-
Realized gains recognized in net income (3)	**(14)**	**-**	**(45)**	**-**
	-	-	**(59)**	-
Other comprehensive income (loss)	**426**	239	**448**	224
Comprehensive income	**976**	925	**1,518**	1,107

1 Includes net investment hedging loss of $92 million and $104 million for the three and six months ended

   June 30, 2007 respectively (2006 - $51 million and $55 million respectively)

2 Three and six months ended June 30, 2007 net of tax of $4 million and ($11) million

3 Three and six months ended June 30, 2007 net of tax of $5 million and $20 million

See accompanying notes.

Talisman Energy Inc.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited)

(millions of C$)	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Common shares				
Balance at beginning of period	**2,499**	2,610	**2,533**	2,609
Issued on exercise of stock options	**4**	3	**7**	4
Shares purchased for cancellation	**(69)**	(7)	**(106)**	(7)
Balance at end of period	**2,434**	2,606	**2,434**	2,606
Contributed surplus				
Balance at beginning of period	**66**	69	**67**	69
Purchase of common shares	**(2)**	-	**(3)**	-
Balance at end of period	**64**	69	**64**	69
Cumulative foreign currency translation				
Balance at beginning of period	**(1,280)**	(1,363)	**(1,204)**	(1,413)
Current period foreign currency translation	**(614)**	(123)	**(690)**	(73)
Balance at end of period	**(1,894)**	(1,486)	**(1,894)**	(1,486)
Retained earnings				
Balance at beginning of period	**4,850**	3,513	**4,584**	3,316
Transitional adjustment on adoption of new accounting policies (note 1)	**-**	-	**7**	-
Net income	**550**	686	**1,070**	883
Common Share Dividends	**(91)**	(82)	**(91)**	(82)
Purchase of common shares	**(553)**	(47)	**(814)**	(47)
Balance at end of period	**4,756**	4,070	**4,756**	4,070
Accumulated other comprehensive income				
Balance at beginning of period	**1,431**	1,133	**1,327**	1,148
Transitional adjustment on adoption of new accounting policies (note 1)	**-**	-	**82**	-
Other comprehensive income	**426**	239	**448**	224
Balance at end of period	**1,857**	1,372	**1,857**	1,372

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

(millions of C$)	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
		(restated - see note 2)		(restated - see note 2)
Operating				
Net income from continuing operations	**301**	533	**502**	642
Items not involving cash (note 11)	**737**	379	**1,450**	1,333
Exploration	**59**	53	**129**	117
	1,097	965	**2,081**	2,092
Changes in non-cash working capital	**(178)**	(144)	**(93)**	(72)
Cash provided by continuing operations	**919**	821	**1,988**	2,020
Cash provided by discontinued operations	**80**	177	**100**	394
Cash provided by operating activities	**999**	998	**2,088**	2,414
Investing				
Corporate acquisitions	**-**	-	**-**	(66)
Capital expenditures				
Exploration, development and corporate	**(919)**	(925)	**(2,238)**	(2,167)
Acquisitions	**-**	-	**(4)**	(1)
Proceeds of resource property dispositions	**16**	-	**16**	2
Changes in non-cash working capital	**(356)**	(169)	**(317)**	11
Discontinued operations	**489**	137	**729**	168
Cash used in investing activities	**(770)**	(957)	**(1,814)**	(2,053)
Financing				
Long-term debt repaid	**(459)**	(773)	**(1,035)**	(3,448)
Long-term debt issued	**820**	568	**1,776**	3,250
Common shares purchased	**(624)**	(54)	**(921)**	(54)
Common share dividends	**(91)**	(82)	**(91)**	(82)
Deferred credits and other	**12**	(7)	**(6)**	(34)
Changes in non-cash working capital	**-**	-	**-**	-
Cash used in financing activities	**(342)**	(348)	**(277)**	(368)
Effect of translation on foreign currency cash and cash equivalents	**(2)**	(5)	**(3)**	9
Net increase in cash and cash equivalents	**(115)**	(312)	**(6)**	2
Cash and cash equivalents, beginning of period	**173**	444	**64**	130
Cash and cash equivalents, end of period	**58**	132	**58**	132

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman's Annual Financial Report for the year ended December 31, 2006.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Annual Consolidated Financial Statements for the year ended December 31, 2006, except for the following:

a) Changes in Accounting Policies

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instruments Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861) and Hedges (section 3865). As required by the standards prior periods have not been restated except to reclassify the foreign currency translation adjustment and related net investment hedges as described under Comprehensive Income and Equity.

Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities "held-for-trading" are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets "available-for-sale" are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets "held-to-maturity", "loans and receivables", and financial liabilities "other financial liabilities" are, as appropriate, subsequently amortized using the effective interest rate method.

Cash equivalents are classified as "held-for-trading" and are measured at carrying value which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as "loans and receivables". Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as "other financial liabilities".

Financial instruments that are derivative contracts are considered "held-for-trading" unless they are designated as a hedge.

Hedges

The Company may use derivative instruments to manage commodity price, foreign exchange and interest rate risk. The Company may choose to designate derivative instruments as hedges.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive income, net of tax, with any ineffective portion

(tabular amounts in millions of Canadian dollars ("$") except as noted)

being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item.

Fair value hedges – Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability are measured at fair value. Changes in the fair value of both the hedging and hedged item are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income, net of tax. These gains and losses are recovered from other comprehensive income and recognized in net income if the net investment is reduced below the value of such debt.

Comprehensive Income and Equity

Section 1530 provides for a new statement of Comprehensive Income and establishes accumulated other comprehensive income (AOCI) as a separate component of shareholders' equity. The statement of Comprehensive Income reflects the changes in AOCI in the period. Changes in AOCI are comprised of changes in the fair value of financial instruments designated as cash flow or net investment hedges, to the extent they are effective, and foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations.

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in Canadian dollars (C$), UK pounds sterling (UK£) and Norwegian kroner (NOK), respectively and translated to the Company's functional currency US dollars (US$) using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income. The effect of translating the financial statements from the Company's functional currency US$ into its presentation currency C$ continues to be included in a separate component of shareholder's equity described as cumulative foreign currency translation.

Initial Adoption of Standards

These accounting standards require prospective adoption with the exception of the translation of self-sustaining foreign operations and the related impact of net investment hedges. Accordingly the prior period cumulative foreign currency translation and AOCI balances have been restated as follows:

	As at December 31,		As at June 30,	Three months ended,	Six months ended,
Increase (decrease)	2006	2005	2006	June 30, 2006	June 30, 2006
Cumulative foreign currency translation	(1,327)	(1,148)	(1,372)	(239)	(224)
Accumulated other comprehensive income	1,327	1,148	1,372	239	224

Section 3855 requires that embedded derivatives be recognized by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year-end December 31, 2003 as the effective date to recognize embedded derivatives. No adjustments were required for embedded derivatives on the adoption of this standard.

On adoption, Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007 all of Talisman's derivative contracts were designated as hedges.

The adjustment required to the January 1, 2007 balance sheet to implement the change in accounting standards is as follows:

(tabular amounts in millions of Canadian dollars ("$") except as noted)

Impact increase/(decrease)	January 1, 2007
To recognize mark-to-market gains and losses on cash flow hedges	
Accounts receivable	122
Accounts payable and accrued liabilities	11
Other long-term obligations	(12)
Future income tax liabilities	34
Retained earnings	7
Accumulated other comprehensive income	82
To include unamortized transaction costs with long-term debt	
Long-term debt	(41)
Other assets	(41)
To revalue hedged debt as part of fair value hedges	
Long-term debt	(14)
Other long-term obligations	14

Also effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Accounting Changes (1506). This standard requires that changes in accounting policy may be made only if they result in more reliable and relevant information. Accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively.

The Canadian Accounting Standards Board (AcSB) issued two new Sections in relation to financial instruments: Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. Both sections will become effective for Talisman's 2007 year-end disclosure and will require increased disclosure regarding financial instruments.

The AcSB issued Section 1535, Capital Disclosures. This standard requires disclosure regarding what the Company defines as capital and its objectives, policy and processes for managing capital. This standard will be effective for Talisman's 2007 year-end disclosure.

b) Reclassification

During the first quarter, the Company reclassified inventory that is expected to be capitalized when consumed, from inventory to other long-term assets, with prior period balances reclassified accordingly. The impact on the December 31, 2006 Consolidated Balance Sheet is an increase of $182 million to other assets and a decrease of $182 million to inventories.

2. Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative periods for both North America and UK segments have been restated.

United Kingdom

During the second quarter of 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in the UK for proceeds of $392 million. These sales closed in the fourth quarter of 2006 for a gain of $209 million net of tax ($nil). Also, during the fourth quarter of 2006, Talisman entered into an agreement to dispose of additional non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007. Completion is expected in the fourth quarter of 2007. The proceeds of sale will be adjusted for net cash flow from the properties from January 1, 2007 until closing.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

North America

During 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. These sales closed in the second and third quarters of 2006 for combined gains of $147 million, net of tax of $61 million. Also during 2006, Talisman announced its intention to sell its 1.25% indirect interest in Syncrude Canada. The sale closed in the first quarter of 2007 for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million.

During the fourth quarter of 2006, Talisman announced plans to sell oil and gas producing assets in Western Canada. These sales closed in the second quarter of 2007 for proceeds of $516 million resulting in a gain of $203 million, net of tax of $82 million.

During the second quarter of 2007, Talisman entered into agreements to sell additional oil and gas producing assets in Western Canada, which are expected to close in the third quarter.

	For the three months ended June 30,					
	North America		**United Kingdom**		**Total**	
	2007	2006	**2007**	2006	**2007**	2006
Revenue						
Gross sales [1]	**71**	128	**60**	151	**131**	279
Royalties	**17**	28	**8**	12	**25**	40
Revenues, net of royalties	**54**	100	**52**	139	**106**	239
Expenses						
Operating, marketing and general	**7**	26	**16**	19	**23**	45
Interest	**-**	2	**-**	3	**-**	5
Depreciation, depletion and amortization	**4**	28	**3**	27	**7**	55
Income from discontinued operations before income taxes	**43**	44	**33**	90	**76**	134
Taxes	**12**	13	**18**	46	**30**	59
Gain on disposition, net of tax of $82 million	**203**	78	**-**	-	**203**	78
Net income from discontinued operations	**234**	109	**15**	44	**249**	153

1. Gross sales includes $12 million and $21 million in 2007 and 2006, respectively, of other revenue related to tariff and pipeline income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

| | For the six months ended June 30, | | | | | |
| | North America | | United Kingdom | | Total | |
	2007	2006	**2007**	2006	**2007**	2006
Revenue						
Gross sales [1]	**143**	284	**143**	326	**286**	610
Royalties	**34**	63	**17**	26	**51**	89
Revenues, net of royalties	**109**	221	**126**	300	**235**	521
Expenses						
Operating, marketing and general	**19**	50	**37**	43	**56**	93
Interest	**-**	6	**-**	7	**-**	13
Depreciation, depletion and amortization	**24**	59	**4**	66	**28**	125
Income from discontinued operations before income taxes	**66**	106	**85**	184	**151**	290
Taxes	**19**	31	**44**	96	**63**	127
Gain on disposition, net of tax of $115 million	**480**	78	**-**	-	**480**	78
Net income from discontinued operations	**527**	153	**41**	88	**568**	241

1. Gross sales includes $26 million and $38 million in 2007 and 2006, respectively, of other revenue related to tariff and pipeline income.

| | As at June 30, 2007 | | | As at December 31, 2006 | | |
	North America	**United Kingdom**	**Total**	North America	United Kingdom	Total
Assets						
Current assets	**10**	**29**	**39**	29	30	59
Property, plant and equipment, net	**62**	**208**	**270**	450	213	663
Goodwill	**8**	**27**	**35**	35	29	64
Total assets	**80**	**264**	**344**	514	272	786
Liabilities						
Current liabilities	**3**	**21**	**24**	8	53	61
Asset retirement obligation	**7**	**75**	**82**	18	78	96
Future income taxes	**-**	**97**	**97**	-	100	100
Total liabilities	**10**	**193**	**203**	26	231	257
Net assets of discontinued operations	**70**	**71**	**141**	488	41	529

3. Goodwill

Continuity of goodwill	**Six months ended June 30, 2007**	12 months ended December 31, 2006 (restated, see note 2)
Balance, beginning of period [1]	**1,522**	1,413
Foreign currency translation effect [2]	**(66)**	109
Balance, end of period [1]	**1,456**	1,522

1. At June 30, 2007, $35 million (December 31, 2006 - $64 million; January 1, 2006 - $91 million) has been reclassified to assets of discontinued operations.
2. Effect of discontinued operations on foreign currency translation is $2 million ($9 million for year ended December 31, 2006).

Goodwill has no tax basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

4. Asset Retirement Obligations (ARO)

Continuity of ARO	Six months ended June 30, 2007	12 months ended December 31, 2006 (restated, see note 2)
Balance, beginning of period [1,2]	1,879	1,234
Liabilities incurred during period	-	324
Liabilities settled during period	(17)	(51)
Accretion expense	52	74
Revisions in estimated future cash flows	-	171
Foreign currency translation	(106)	127
Balance, end of period [1,2]	1,808	1,879

1. Included in December 31, 2006 and June 30, 2007 liabilities are $31 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,848 million and $1,777 million respectively.
2. At June 30, 2007, $82 million (December 31, 2006 - $96 million; January 1, 2006 - $114 million) has been reclassified to assets of discontinued operations.

5. Share Capital

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

	Six months ended June 30, 2007		12 months ended December 31, 2006	
Continuity of common shares	Shares	Amount	Shares	Amount
Balance, beginning of period	1,063,928,405	2,533	1,098,783,945	2,609
Issued on exercise of options	319,950	7	438,860	8
Purchased during the period	(44,494,100)	(106)	(35,294,400)	(84)
Balance, end of period	1,019,754,255	2,434	1,063,928,405	2,533

In March 2007, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX). Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the normal course issuer bid was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. During the first six months of 2007, the Company repurchased 44,494,100 common shares for a total cost of $923 million (2006 – 3,000,000 shares). Of the total purchased year-to-date, 28,980,700 common shares were purchased under the March 2007 NCIB and the remaining 15,513,400 common shares were purchased under the Company's previous NCIB.

Subsequent to June 30, 2007, 161,550 stock options were exercised for shares, resulting in 1,019,915,805 shares outstanding at July 31, 2007.

(tabular amounts in millions of Canadian dollars ("$") except as noted)

6. Stock Option Plans

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option. Cash Unit plans are similar except that the holder does not have the right to purchase the underlying share of the Company.

Continuity of stock options	**Six months ended June 30, 2007**		12 months ended December 31, 2006	
	Number of Options	**Weighted-average exercise price ($)**	Number of options	Weighted-average exercise price ($)
Outstanding, beginning of period	**63,921,148**	**10.79**	64,485,717	8.71
Granted during the period	**11,930,015**	**20.34**	10,496,690	19.67
Exercised for common shares	**(319,950)**	**6.34**	(438,860)	6.55
Exercised for cash payment	**(8,905,601)**	**7.65**	(9,439,024)	6.12
Forfeited	**(327,245)**	**16.86**	(1,183,375)	15.04
Outstanding, end of period	**66,298,367**	**12.93**	63,921,148	10.79
Exercisable, end of period	**29,102,786**	**7.10**	27,606,033	6.45

Continuity of cash units	**Six months ended June 30, 2007**		12 months ended December 31, 2006	
	Number of units	**Weighted-average exercise price ($)**	Number of units	Weighted-average exercise price ($)
Outstanding, beginning of period	**8,352,328**	**12.68**	7,351,065	9.90
Granted during the period	**2,677,070**	**20.26**	2,107,215	19.67
Exercised	**(705,920)**	**7.33**	(1,006,652)	6.61
Forfeited	**(36,025)**	**17.17**	(99,300)	16.44
Outstanding, end of period	**10,287,453**	**15.00**	8,352,328	12.68
Exercisable, end of period	**2,752,973**	**7.44**	2,411,293	6.93

Stock-based Compensation

For the three months ended June 30, 2007, the Company paid cash of $83 million (2006 - $40 million) to employees in settlement of fully accrued liabilities and recorded stock-based compensation expense of $43 million (2006 - $46 million recovery) relating to its stock option and cash unit plans.

For the six months ended June 30, 2007, the Company paid cash of $131 million (2006 - $108 million) to employees in settlement of fully accrued liabilities and recorded stock-based compensation expense of $85 million (2006 - $nil) relating to its stock option and cash unit plans.

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Average exercise price	**$21.91**	$21.80	**$21.29**	$21.97
Average grant price	**$7.85**	$6.36	**$7.63**	$6.19
Average gain per exercise	**$14.06**	$15.44	**$13.66**	$15.78
Number of options and cash units exercised	**5,915,982**	2,106,788	**9,611,521**	6,828,278
Cash expense ($millions)	**83**	40	**131**	108

Of the combined mark-to-market liability for stock option and cash unit plans of $542 million as at June 30, 2007 (December 31, 2006 - $596 million), $539 million (December 31, 2006 - $554 million) is included in accounts payable and accrued liabilities.

(tabular amounts in millions of Canadian dollars ("$") except as noted)

7. Other Long-Term Obligations

	June 30, 2007	December 31, 2006
Pensions and other post retirement benefits	**54**	51
Mark-to-market liability for stock-based compensation	**3**	42
Commodity price derivative contracts (note 9)	**13**	(3)
Interest rate derivative contracts (notes 8,9)	**19**	-
Discounted obligations on capital leases[1]	**35**	37
Other	**9**	30
	133	157

1. Of the total discounted liability of $38 million (December 31, 2006 - $43 million), $3 million (December 31, 2006 - $6 million) is included in accounts payable and accrued liabilities.

8. Long-Term Debt

	June 30, 2007	December 31, 2006
Bank Credit Facilities	**1,793**	494
Debentures and Notes (unsecured)		
US$ denominated (US$2,334 million, 2006 - US$2,519 million)	**2,486**	2,937
Canadian $ denominated	**174**	559
£ denominated (£250 million)	**533**	570
	4,986	4,560
Unamortized transaction costs	**(38)**	-
	4,948	4,560

Upon adoption of CICA 3855 on January 1, 2007 (see note 1), unamortized transaction costs related to long-term debt that were previously included in other assets are now included in the carrying value of long-term debt. In addition, a portion of the value of the Company's debt is hedged and as such is re-measured at fair value each reporting period (see notes 1,9). The adjustment to fair value at June 30, 2007 increased the carrying value of debt by $4 million. Prior periods are not retroactively restated for the adoption of the new standards.

During the second quarter, the Company negotiated increases in the amounts available under its revolving credit facilities with several of its banks to an aggregate of $2,731 million (December 31, 2006 - $2,018 million). The Company also repaid the US$175 million 7.125% notes on maturity, as well as $10 million of its US$ denominated notes.

9. Financial Instruments

Carrying Value and Estimated Fair Value of Financial Instruments

Asset (liability) at	June 30, 2007			December 31, 2006		
	Carrying Value	**Fair Value**	**Unrecognized Gain/(Loss)**	Carrying Value	Fair Value	Unrecognized Gain/(Loss)
Long-term debt	**(4,948)**	**(4,911)**	**37**	(4,560)	(4,436)	124
Discounted obligations under capital leases	**(35)**	**(35)**	**-**	(37)	(37)	-
Securities held-for-trading	**270**	**270**	**-**	-	-	-
Cross currency and interest rate swaps	**4**	**4**	**-**	-	(14)	(14)
Natural gas derivatives	**31**	**31**	**-**	-	55	55
Crude oil derivatives	**(40)**	**(40)**	**-**	(39)	10	49

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Borrowings under bank credit facilities are for short terms and are market rate based; thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at June 30 for instruments having the same term and risk characteristics. Discounted obligations under capital leases are valued at amortized cost using the effective interest rate method. Securities held-for-trading are valued based on market quotations as at June 30, 2007; thus carrying value approximates fair value. Fair values for interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at June 30. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on option pricing models using forward pricing curves and implied volatility as at June 30, as appropriate.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values.

Commodity Price Derivative Contracts

A portion of the Company's outstanding commodity price derivative contracts at June 30, 2007 has been designated as hedges of the Company's anticipated future commodity sales. For new commodity price derivative contracts entered into since January 1, 2007 the company has elected not to designate these as cash flow hedges and consequently these derivatives have been classified as held-for-trading.

At June 30, 2007, $70 million was included in accounts receivable, $43 million in accounts payable and $13 million in other long-term obligations related to the fair value of commodity price derivative contracts. For the six months ended June 30, 2007, the ineffective portion of derivatives designated as cash flow hedges that was recognized in net income was a loss of $1 million. The Company also recorded unrealized gains of $1 million on its held-for-trading commodity price derivative contracts.

During the first quarter of 2007, the Company settled a portion of its 2007 WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million. The gain on settlement, net of tax, is included in accumulated other comprehensive income and is being realized as a hedging gain in net income over the period ending December 31, 2007, the term of the original hedge.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Company had the following commodity price derivative contracts outstanding at June 30, 2007:

Commodity Contracts designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Cash flow	2007 Jul-Dec	5,707	40.31	(36)
Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63	(7)
Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00	(2)

Two-way collars	Hedge type	Term	bbls/d	Floor/Ceiling US$/bbl	Fair value
WTI	Cash flow	2007 Jul-Dec	10,000	70.00/90.54	6

Two-way collars	Hedge type	Term	mcf/d	Floor/Ceiling C$/mcf	Fair value
AECO index	Cash flow	2007 Jul-Dec	59,633	8.18/12.20	14
AECO index	Cash flow	2007 Jul-Oct	68,807	8.91/9.97	14

Fixed price swaps	Hedge type	Term	mcf/d	C$/mcf	Fair value
AECO index	Cash flow	2007 Jul-Oct	32,110	7.64	3

Commodity Contracts not designated as Hedges

Two-way collars	Financial instrument Classification	Term	mcf/d	Floor/Ceiling C$/mcf	Fair value
AECO index	Held-for-trading	2007 Jul-Oct	27,523	7.63/8.68	3

Fixed price swaps	Hedge type	Term	mcf/d	C$/mcf	Fair value
AECO index	Held-for-trading	2007 Jul-Oct	36,697	8.32	7
ICE index	Held-for-trading	2008 Jul - Sep	25,156	7.10	-
ICE index	Held-for-trading	2008 Oct- Mar 09	24,188	9.86	(2)
ICE index	Held-for-trading	2009 Apr - Sep	24,188	7.50	(1)
ICE index	Held-for-trading	2009 Oct -Mar 10	21,286	9.52	(3)
ICE index	Held-for-trading	2010 Apr - Sep	21,286	7.82	(1)
ICE index	Held-for-trading	2010 Oct - Mar 11	18,383	9.20	(4)
ICE index	Held-for-trading	2011 Apr - Jun	17,416	8.39	-

Physical commodity contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, these contracts are not recognized on the financial statements and future revenues are recognized as earned over the term of the contract.

Interest Rate and Foreign Exchange Derivative Contracts

The Company has fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes due May 2015. The Company also has cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes into US$304 million at an interest rate of 5.05%. The ineffectiveness recorded in net income was $nil in the quarter.

(tabular amounts in millions of Canadian dollars ("$") except as noted)

Foreign Exchange Risk and Net Investment Hedges

The Company's operations in Canada, the UK and Norway are largely self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in C$, UK£ and NOK, respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales. The Eurobond debt denominated in UK£ and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are recorded in other comprehensive income net of tax.

Other Held-for-Trading Financial Instruments

On January 2, 2007, the Company acquired 8.2 million units of Canadian Oil Sands Trust on the disposition of its indirect interest in Syncrude. These trust units have been classified as held-for-trading securities and as such are re-measured at fair value each reporting period. The movement in fair value of these units to June 30, 2007 resulted in a gain of $26 million and is included in the gain on held-for-trading financial instruments in the period. Subsequent to June 30, 2007 these units in the Canadian Oil Sands Trusts were sold for approximately $262 million, crystallizing a gain of $19 million, net of tax.

10. Employee Benefits

The Company's net pension benefit plan expense is as follows:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Current service cost	**3**	3	**6**	5
Interest cost	**2**	2	**5**	5
Expected return on assets	**(6)**	(3)	**(12)**	(6)
Actuarial loss	**8**	-	**16**	1
Defined contribution expense	**3**	3	**6**	5
	10	5	**21**	10

For the six months ended June 30, 2006 and 2007, there were no contributions to the defined benefit pension plans.

11. Selected Cash Flow Information

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Items not involving cash				
Depreciation, depletion and amortization	**565**	472	**1,159**	968
Dry hole	**113**	19	**213**	83
Net gain on asset disposals	**-**	6	**-**	4
Stock-based (recovery) compensation (note 6)	**(39)**	(86)	**(46)**	(108)
Future taxes and deferred petroleum revenue tax	**160**	(49)	**141**	367
Unrealized gains on risk management	**(63)**	-	**(26)**	-
Other	**1**	17	**9**	19
	737	379	**1,450**	1,333
Interest paid	**38**	44	**82**	74
Income taxes paid	**264**	307	**429**	549

(tabular amounts in millions of Canadian dollars ("$") except as noted)

12. Accumulated Other Comprehensive Income

The balance in accumulated other comprehensive income consists of the following:

	June 30, 2007	December 31, 2006
Unrealized foreign currency translation gains on self-sustaining foreign operations, net of hedges	**1,834**	1,327
Net unrealized gains on derivatives designated as cash flow hedges [1]	**23**	-
	1,857	1,327

1. Net of tax of $1 million

Of the total balance of net unrealized gains and losses on derivatives, the Company expects to reclassify all but $1 million of net losses to net income within the next 12 months.

13. Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

14. Segmented Information

(millions of C$)	North America (1)				United Kingdom (2)				Scandinavia (3)			
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenue												
Gross sales	759	710	1,549	1,520	666	613	1,312	1,384	198	209	415	485
Hedging (gain) loss	(19)	(23)	(53)	(35)	(2)	8	(14)	10	-			
Royalties	136	131	285	293	(1)	2	(1)	4	1	1	2	2
Net sales	642	602	1,317	1,262	669	603	1,327	1,370	197	208	413	483
Other	26	17	53	36	8	7	14	13	5	3	6	6
Total revenue	668	619	1,370	1,298	677	610	1,341	1,383	202	211	419	489
Segmented expenses												
Operating	123	120	250	226	213	180	472	358	64	72	140	141
Transportation	14	16	32	38	16	12	32	27	9	4	18	12
DD&A	262	232	525	452	149	113	305	236	76	60	172	132
Dry hole	57	11	97	29	5	-	46	6	49	-	49	7
Exploration	34	42	66	67	4	6	10	10	7	5	13	9
Other	(18)	2	(46)	(2)	-	10	8	20	-	1	-	1
Total segmented expenses	472	423	924	810	387	321	873	657	205	142	392	302
Segmented income before taxes	196	196	446	488	290	289	468	726	(3)	69	27	187
Non-segmented expenses												
General and administrative												
Interest												
Stock-based compensation												
Currency translation												
Loss on held-for-trading financial instruments												
Total non-segmented expenses												
Income from continuing operations before taxes												
Capital expenditures												
Exploration	124	331	393	637	43	57	86	68	28	34	76	65
Development	108	234	397	520	309	249	635	489	89	2	166	54
Midstream	26	58	87	102	-	-	-	-	-	-	-	-
Exploration and development	258	623	877	1,259	352	306	721	557	117	66	242	119
Property acquisitions												
Midstream acquisitions												
Proceeds on dispositions												
Other non-segmented												
Net capital expenditures (6)												
Property, plant and equipment			7,801	7,656			6,104	6,131			1,500	1,558
Goodwill			249	248			420	450			671	697
Other			970	673			492	479			125	139
Discontinued operations			80	514			264	272			-	-
Segmented assets			9,100	9,091			7,280	7,332			2,296	2,394
Non-segmented assets												
Total assets (7)												

(1) North America

Canada	**604**	619	**1,244**	1,233
US	**64**	-	**126**	65
Total revenue	**668**	619	**1,370**	1,298
Canada			**7,380**	7,210
US			**421**	446
Property, plant and equipment (7)			**7,801**	7,656

(2) United Kingdom

United Kingdom	**660**	610	**1,303**	1,363
Netherlands	**17**	-	**38**	20
Total revenue	**677**	610	**1,341**	1,383
United Kingdom			**6,053**	6,081
Netherlands			**51**	50
Property, plant and equipment (7)			**6,104**	6,131

(3) Scandinavia

Norway	**188**	211	**384**	465
Denmark	**14**	-	**35**	24
Total revenue	**202**	211	**419**	489
Norway			**1,312**	1,321
Denmark			**188**	237
Property, plant and equipment (7)			**1,500**	1,558

(6) Excluding corporate acquisitions.

(7) Current year represents balances as at June 30, prior year represents balances as at December 31.

(8) Prior year figures have been restated to conform to the method of presentation adopted in 2006. See note 1 to the Interim Consolidated Financial Statements.

Southeast Asia (4)				Other (5)				Total			
Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30	
2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
508	588	974	1,118	159	110	226	284	2,290	2,230	4,476	4,791
-	-	-	-	-	-	-	-	(21)	(15)	(67)	(25)
196	260	370	455	53	32	74	82	385	426	730	836
312	328	604	663	106	78	152	202	1,926	1,819	3,813	3,980
1	-	1	-	1	-	-	-	41	27	74	55
313	328	605	663	107	78	152	202	1,967	1,846	3,887	4,035
42	41	78	74	9	7	13	15	451	420	953	814
12	11	23	22	2	2	4	4	53	45	109	103
61	54	130	112	17	13	27	36	565	472	1,159	968
-	-	10	-	2	8	11	41	113	19	213	83
6	3	9	8	8	(3)	31	23	59	53	129	117
1	(1)	(1)	2	-	-	11	10	(17)	12	(28)	31
122	108	249	218	38	27	97	129	1,224	1,021	2,535	2,116
191	220	356	445	69	51	55	73	743	825	1,352	1,919
								53	55	113	115
								50	43	97	87
								43	(46)	85	-
								10	36	6	41
								(63)	-	(26)	-
								93	88	275	243
								650	737	1,077	1,676
38	5	96	21	29	(20)	71	54	262	407	722	845
99	55	152	99	18	16	38	42	623	586	1,388	1,204
-	-	-	-	-	-	-	-	26	58	87	102
137	60	248	120	47	(4)	109	96	911	1,051	2,197	2,151
								-	-	4	1
								-	-	-	-
								(16)	-	(16)	(2)
								3	11	14	19
								898	1,062	2,199	2,169
		1,525	1,561			478	484			17,408	17,390
		112	123			4	4			1,456	1,522
		353	351			98	71			2,038	`1,713
		-	-			-	-			344	786
		1,990	2,035			580	559			21,246	21,411
										46	50
										21,292	21,461

(4) Southeast Asia

Indonesia	**144**	328	**261**	458
Malaysia	**127**	-	**237**	166
Vietnam	**3**	-	**10**	9
Australia	**39**	-	**97**	30
Total revenue	**313**	328	**605**	663
Indonesia			**389**	417
Malaysia			**870**	879
Vietnam			**94**	54
Australia			**172**	211
Property, plant and equipment (7)			**1,525**	1,561

(5) Other

Trinidad & Tobago	**40**	78	**60**	134
Algeria	**60**	-	**84**	63
Tunisia	**7**	-	**8**	5
Total revenue	**107**	78	**152**	202
Trinidad & Tobago			**253**	246
Algeria			**187**	199
Tunisia			**14**	15
Other			**24**	24
Property, plant and equipment (7)			**478**	484

Talisman Energy Inc.
Product Netbacks
(unaudited)

(C$ - production before royalties)		Three months ended June 30				Six months ended June 30			
		2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
		Oil and liquids ($/bbl)		Natural gas ($/mcf)		Oil and liquids ($/bbl)		Natural gas ($/mcf)	
North America	Sales price	**56.67**	63.34	**7.65**	6.52	**55.07**	56.28	**7.65**	7.66
	Hedging (gain)	**(2.10)**	-	**(0.13)**	(0.29)	**(2.50)**	-	**(0.20)**	(0.22)
	Royalties	**11.84**	13.56	**1.31**	1.21	**11.44**	12.04	**1.38**	1.51
	Transportation	**0.45**	0.56	**0.18**	0.18	**0.46**	0.58	**0.18**	0.20
	Operating costs	**9.83**	8.64	**1.15**	1.16	**9.32**	8.19	**1.17**	1.09
		36.65	40.58	**5.14**	4.26	**36.35**	35.47	**5.12**	5.08
United Kingdom	Sales price	**74.89**	75.97	**6.47**	8.61	**69.93**	73.22	**7.19**	9.46
	Hedging (gain)	**(0.20)**	0.95	**-**	-	**(0.75)**	0.54	**-**	-
	Royalties	**0.47**	1.05	**0.42**	0.41	**0.62**	0.85	**0.33**	0.56
	Transportation	**1.46**	1.52	**0.35**	0.24	**1.58**	1.44	**0.36**	0.31
	Operating costs	**24.50**	22.01	**1.31**	0.63	**24.94**	18.60	**1.35**	0.71
		48.66	50.44	**4.39**	7.33	**43.54**	51.79	**5.15**	7.88
Scandinavia	Sales price	**77.11**	77.25	**4.59**	5.54	**70.71**	75.07	**4.51**	4.42
	Royalties	**0.34**	0.31	**-**	-	**0.33**	0.31	**-**	-
	Transportation	**2.51**	1.60	**1.14**	(0.48)	**2.55**	1.57	**1.28**	0.91
	Operating costs	**24.77**	28.06	**-**	-	**24.30**	22.63	**-**	-
		49.49	47.28	**3.45**	6.02	**43.53**	50.56	**3.23**	3.51
Southeast Asia	Sales price	**81.42**	78.92	**7.58**	7.57	**79.14**	76.26	**6.95**	7.34
	Royalties	**36.03**	40.90	**2.33**	2.17	**34.19**	35.55	**2.17**	2.15
	Transportation	**0.43**	0.20	**0.40**	0.37	**0.40**	0.21	**0.39**	0.37
	Operating costs	**7.90**	7.41	**0.46**	0.31	**6.86**	6.33	**0.43**	0.32
		37.06	30.41	**4.39**	4.72	**37.69**	34.17	**3.96**	4.50
Other	Sales price	**78.45**	78.60	**-**	-	**73.94**	73.54	**-**	-
	Royalties	**24.68**	23.03	**-**	-	**22.97**	21.20	**-**	-
	Transportation	**1.00**	0.84	**-**	-	**1.11**	0.90	**-**	-
	Operating costs	**4.69**	5.35	**-**	-	**4.68**	4.16	**-**	-
		48.08	49.38	**-**	-	**45.18**	47.28	**-**	-
Total Company	Sales price	**73.32**	74.39	**7.53**	6.94	**69.36**	70.85	**7.43**	7.72
	Hedging (gain)	**(0.47)**	0.37	**(0.09)**	(0.19)	**(0.77)**	0.22	**(0.14)**	(0.15)
	Royalties	**10.98**	13.57	**1.47**	1.36	**10.81**	11.31	**1.46**	1.54
	Transportation	**1.18**	1.01	**0.25**	0.22	**1.23**	1.01	**0.25**	0.26
	Operating costs	**17.18**	15.74	**0.99**	0.90	**16.84**	13.56	**1.01**	0.87
		44.45	43.70	**4.91**	4.65	**41.25**	44.75	**4.85**	5.20

Unit operating costs include pipeline operations for the United Kingdom.
Netbacks do not include synthetic oil.


Talisman Energy Inc.
Production net of royalties (1)
(unaudited)


	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Oil and liquids (bbls/d)				
North America	**35,395**	39,455	**36,442**	40,749
United Kingdom	**104,999**	97,118	**102,795**	109,810
Scandinavia	**29,801**	29,519	**30,773**	34,411
Southeast Asia	**24,506**	25,759	**26,550**	28,114
Other	**14,503**	12,251	**14,637**	16,309
Synthetic oil (Canada)	**-**	3,209	**-**	2,902
Total oil and liquids	**209,204**	207,311	**211,197**	232,295
Natural gas (mmcf/d)				
North America	**713**	721	**729**	714
United Kingdom	**72**	105	**87**	120
Scandinavia	**14**	13	**14**	15
Southeast Asia	**194**	224	**188**	211
Total natural gas	**993**	1,063	**1,018**	1,060
Total mboe/d	**374**	384	**381**	409

(1) Information provided per US reporting practice of calculating production after deduction of royalty volumes.

Talisman Energy Inc.
Product Netbacks (1)
(unaudited)

(US$ - production net of royalties)		Three months ended June 30		Six months ended June 30	
		2007	2006 (2)	**2007**	2006 (2)
North America	Oil and liquids (US$/bbl)				
	Sales price	**51.59**	56.45	**48.58**	49.52
	Hedging (gain)	**(2.42)**	-	**(2.77)**	-
	Transportation	**0.52**	0.64	**0.51**	0.64
	Operating costs	**11.35**	9.78	**10.40**	9.15
		42.14	46.03	**40.44**	39.73
	Natural gas (US$/mcf)				
	Sales price	**6.96**	5.81	**6.74**	6.71
	Hedging (gain)	**(0.14)**	(0.32)	**(0.21)**	(0.25)
	Transportation	**0.19**	0.20	**0.19**	0.22
	Operating costs	**1.27**	1.27	**1.26**	1.19
		5.64	4.66	**5.50**	5.55
United Kingdom	Oil and liquids (US$/bbl)				
	Sales price	**68.26**	67.61	**61.92**	64.21
	Hedging (gain)	**(0.18)**	0.86	**(0.65)**	0.48
	Transportation	**1.34**	1.37	**1.40**	1.28
	Operating costs	**22.44**	19.89	**22.19**	16.55
		44.66	45.49	**38.98**	45.90
	Natural gas (US$/mcf)				
	Sales price	**5.88**	7.65	**6.29**	8.28
	Transportation	**0.34**	0.23	**0.33**	0.29
	Operating costs	**1.26**	0.59	**1.24**	0.66
		4.28	6.83	**4.72**	7.33
Scandinavia	Oil and liquids (US$/bbl)				
	Sales price	**69.99**	68.72	**62.39**	65.80
	Transportation	**2.29**	1.42	**2.26**	1.38
	Operating costs	**22.69**	25.14	**21.55**	20.00
		45.01	42.16	**38.58**	44.42
	Natural gas (US$/mcf)				
	Sales price	**4.15**	4.93	**3.97**	3.89
	Transportation	**1.04**	(0.40)	**1.12**	0.80
		3.11	5.33	**2.85**	3.09
Southeast Asia	Oil and liquids (US$/bbl)				
	Sales price	**74.23**	70.34	**69.80**	67.07
	Transportation	**0.71**	0.38	**0.62**	0.35
	Operating costs	**12.95**	13.78	**10.70**	10.44
		60.57	56.18	**58.48**	56.28
	Natural gas (US$/mcf)				
	Sales price	**6.90**	6.75	**6.16**	6.46
	Transportation	**0.52**	0.46	**0.50**	0.46
	Operating costs	**0.61**	0.39	**0.55**	0.40
		5.77	5.90	**5.11**	5.60

(US$ - production net of royalties)		Three months ended June 30		Six months ended June 30	
		2007	2006 (2)	**2007**	2006 (2)
Other	Oil (US$/bbl)				
	Sales price	**71.59**	69.63	**65.44**	64.16
	Transportation	**1.34**	1.06	**1.41**	1.10
	Operating costs	**6.23**	6.79	**5.98**	5.10
		64.02	61.78	**58.05**	57.96
Total Company	Oil and liquids (US$/bbl)				
	Sales price	**66.79**	66.22	**61.29**	62.17
	Hedging (gain)	**(0.50)**	0.41	**(0.79)**	0.23
	Transportation	**1.26**	1.09	**1.28**	1.05
	Operating costs	**18.37**	17.14	**17.50**	14.19
		47.66	47.58	**43.30**	46.70
	Natural gas (US$/mcf)				
	Sales price	**6.85**	6.18	**6.55**	6.77
	Hedging (gain)	**(0.10)**	(0.22)	**(0.15)**	(0.17)
	Transportation	**0.28**	0.25	**0.28**	0.29
	Operating costs	**1.13**	1.00	**1.11**	0.96
		5.54	5.15	**5.31**	5.69

(1) Per US reporting practice, netbacks calculated using US$ and production after deduction of royalty volumes.

(2) Unit operating costs include pipeline operations for the North Sea. Prior years have been restated accordingly.

Netbacks do not include synthetic oil.

Talisman Energy Inc.
Consolidated Financial Ratios
June 30, 2007
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended June 30,
2007.

Interest coverage (times)	
Income (1)	**12.63**
Income from continuing operations (2)	**7.87**

1 Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2 Net income from continuing operations plus income taxes and interest expense from continuing operations; divided
   by the sum of interest expense and capitalized interest from continuing operations.